United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)1

TYSON FOODS, INC.

(Name of Issuer)

Class A Common Stock, par value $.10 per share

(Title of Class of Securities)

902494103

(CUSIP Number)

Donald J. Tyson

Tyson Limited Partnership

2210 Oaklawn Drive

Springdale, Arkansas 72762-6999

(479) 290-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

_________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 902494103

(1) Name of Reporting Person	Tyson Limited Partnership
IRS Identification No. of Above Person (Entities Only)	I.D.# 71-0692500
(2) Check the Appropriate Box if a Member of a Group	(a)
(b) X
(3) SEC Use Only
(4) Source of Funds	Not applicable
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) and 2(e)
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	X
(6) Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person with: (7) Sole Voting Power	93,848,560 shares of Class B Common Stock. No Shares of Class A Common Stock
(8) Shared Voting Power	None
(9) Sole Dispositive Power (10) Shared Dispositive Power (11) Aggregate amount beneficially owned by each reporting person.	93,848,560 shares of Class B Common Stock. No Shares of Class A Common Stock None 93,848,560 shares of Class B Common Stock. No Shares of Class A Common Stock
11) Aggregate Amount Beneficially Owned by Each Reporting Person	101,598,560 shares of Class B Common Stock, and 0 Shares of Class A Common Stock

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares	Not applicable
(13) Percent of class represented by amount in Row (11)	99.97
(14) Type of Reporting Person	PN
13) Percent of Class Represented by Amount in Row (11)	99.9% of Class B Common Stock presently convertible into Class A Stock (See Item 1)

SCHEDULE 13D

This Amendment No. 7 amends, as set forth below, the statement on Schedule 13D, dated April 30, 1991, as amended by Amendment No. 1 thereto, dated July 10, 1991, Amendment No. 2 thereto, dated April 3, 1992, Amendment No. 3 thereto, dated October 31, 2001, Amendment No. 4 thereto, dated January 17, 2002, Amendment No. 5 thereto, dated June 30, 2003, and Amendment No. 6 thereto, dated February 25, 2004 for the Tyson Limited Partnership, a Delaware limited partnership (the “Partnership”), with respect to the Class A Common Stock, par value $.10 per share (the “Class A Stock”), of Tyson Foods, Inc., a Delaware corporation (the “Company”), and the Class B Common Stock, par value $.10 per share (the “Class B Stock”), of the Company and reflects the sale in the open market by the Partnership of 5,000,000 shares of Class A Stock of the Company. All of the transactions in the Shares were effected on the following dates in open market purchases on the NYSE.

Date of Transaction	Shares Sold	Price Per Share ($)
05/23/2006	50,000	16.7095
05/24/2006	550,000	16.1594
05/25/2006	1,205,300	16.3331
05/26/2006	403,900	16.3749
05/30/2006	465,100	16.1306
05/31/2006	864,800	15.999
06/1/2006	723,400	15.9028
06/2/2006	737,500	15.8262

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Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (the “Statement”) relates is the Class A Stock of the Company whose principal executive offices are located at 2210 Oaklawn Drive, Springdale, Arkansas 72762-6999.   The Partnership is causing this statement to be filed by virtue of its beneficial ownership of the Company’s Class B Stock.  The Class A and Class B Stock are hereinafter collectively referred to as the “Shares.” Pursuant to the Company’s Certificate of Incorporation, and subject to certain terms and conditions contained therein, each share of Class B Stock is presently convertible, at the option of the respective holder thereof, into one fully paid and non assessable share of the Company’s Class A Stock.  As of June 2, 2006, the Partnership owned 93,848,560 shares of Class B Stock or 99.97% of the total shares of such class outstanding.  The Partnership did not own any shares of Class A Stock on such date.

Item 2.	Identity and Background

This statement is being filed by the Partnership which was formed on June 8, 1990. Substantially all of the Class B Stock held by the Partnership represents the Tyson family’s controlling interest in the Company. The principal business address of the Partnership is 2210 Oaklawn Drive, Springdale, Arkansas 72762-6999.

The purpose and nature of business to be conducted by the Partnership includes the following: (i) to engage generally in the farming and ranching business, including the acquisition, development, construction, operation and disposition of farming and ranching properties; (ii) to engage generally in the real estate business, including the improvement, development, acquisition or disposition of real estate properties; (iii) to engage generally in the mineral business and to acquire, develop and operate mineral properties; (iv) to invest, acquire, dispose of or otherwise deal in stocks, bonds and securities of any person, including the Company; and (v) to conduct any other business necessary or incidental to the foregoing or that may be lawfully conducted by the Partnership under the Delaware Revised Uniform Limited Partnership Act.

The managing general partner of the Partnership is Donald J. Tyson, a member of the Board of Directors of the Company. The name, residence or business address, present principal occupation or employment and citizenship of each general partner of the Partnership is set forth in Schedule 1 hereto and incorporated herein by reference. Donald J. Tyson has a 54.3123% combined percentage interest as a general and limited partner in the Partnership and the Randal W. Tyson Testamentary Trust has a 45.062% percentage interest as a limited partner in the Partnership.

Except as set forth below, during the last five years, neither the Partnership, nor, to the best knowledge of the Partnership, any general partner of the Partnership (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

In April 2005, the Company and Donald J. Tyson settled an SEC formal investigation concerning the Company’s disclosure of executive perquisites by entering into an administrative cease and desist order without admitting or denying wrongdoing. The SEC investigation concerned allegations that the Company’s proxy statements for fiscal years 1997 through 2003 had failed to comply with SEC regulations with respect to the disclosure and description of perquisites totaling approximately $1.7 million provided to Donald J. Tyson and that the Company had failed to maintain an adequate system of internal controls regarding the personal use of Company assets and the disclosure of perquisites and personal benefits. In fiscal year 2004, Mr. Tyson voluntarily paid the Company $1,516,471 as reimbursement for certain perquisites and personal benefits received during fiscal years 1997 through 2003. Under the order, the Company paid the SEC a civil penalty of $1.5 million and Don Tyson paid a civil penalty of $700,000. Both the Company and Mr. Tyson consented to the entry of the order and paid their respective penalties without admitting or denying wrongdoing.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

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The Shares were acquired by the Partnership for the purpose of aggregating the Tyson family’s previously held controlling interest in the Company into a more flexible ownership vehicle. Additionally, the Shares are held by the Partnership as an investment asset.  From time to time the Partnership reviews and monitors its investment in the Company and may change such investment by acquiring or selling additional Shares in the open market, in privately negotiated transactions or otherwise. In reaching any conclusions regarding any change in the level of investment in the Shares, the Partnership takes into consideration various factors, including but not limited to, the price and availability of the Shares, future events affecting the Company, general stock market and economic conditions and other investment and business opportunities available to the Partnership.

The Partnership presently anticipates making additional dispositions of Company Shares into the open market as part of a continuing effort to diversify the Partnership’s holdings, the timing of which is presently uncertain. The Partnership currently has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D. However, the Partnership reserves the right to change its plans or intentions at any time and to take any and all actions it may deem appropriate with respect to its investment in the Company.

Item 5.	Interest in Securities of the Issuer

(a)        As of June 2, 2006, the Partnership beneficially owned a total of 93,848,560 shares of Class B Stock, constituting approximately 99.97% of the total shares of such class outstanding.  Additionally, the Partnership did not own any shares of Class A Stock on such date. Neither the Partnership, nor, to the best knowledge of the Partnership, the general partners of the Partnership, presently own any Shares, except as set forth herein.

Certain of the Partnership’s general partners beneficially own shares of the Company’s Class A Stock in addition to such general partners’ interest in the Partnership. Such general partners’ beneficial ownership of Class A Stock, as of June 7, 2006, is as follows (including shares subject to presently exercisable options or options exercisable within 60 days after June 7, 2006): Don Tyson, 137,156; Leland Tollett, 3,375,664; Barbara Tyson, 168,539; and John Tyson, 3,545,086 shares.

(b)        Don Tyson, as managing general partner of the Partnership, has the exclusive right, subject to certain restrictions, to vote or direct the vote of and to dispose of or direct the disposition of all the Shares beneficially owned by the Partnership.

(c)        On May 2, 2006, Don Tyson, the managing general partner of the Partnership, disposed of 750,000 Shares of the Company Stock in the open market at a price of $14.64 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Partnership is governed by the terms of a Partnership Agreement dated June 8, 1990 (the “Agreement”). Pursuant to the Agreement, Don Tyson, as managing general partner, has the exclusive right, subject to certain restrictions, to do all things necessary to manage, conduct, control and operate the Partnership’s business, including the right to vote all shares or other securities held by the Partnership, as well as the right to mortgage, pledge or grant security interests in any assets of the Partnership. The Partnership terminates on December 31, 2040. Additionally, the Partnership may be dissolved upon the occurrence of certain events, including (i) a written determination by the managing general partner that the projected future revenues of the Partnership will be insufficient to enable payment of costs and expenses, or that such future revenues will be such that continued operation of the Partnership will not be in the best interest of the partners, (ii) an election to dissolve the Partnership by the managing general partner that is approved by the affirmative vote of a majority in percentage interest of all general partners and (iii) the sale of all or substantially all of the Partnership’s assets and properties. The withdrawal of the managing general partner or any other general partner (unless such partner is a sole remaining general partner) will not cause a dissolution of the Partnership. Upon dissolution of the Partnership, each partner, including all limited partners, will receive in cash or otherwise, after payment of creditors, loans from any partner, and return of

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capital account balances, their respective percentage interests in the partnership assets. In addition, the Agreement provides that in the event it is determined that a sale of Partnership assets and distribution in cash would be impracticable or cause undue loss to the partners, each partner may, subject to certain conditions, receive in lieu of cash, the particular assets contributed by each such partner to the Partnership.

The Partnership, through two of its wholly-owned subsidiaries, has entered into six prepaid forward contracts with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), each relating to 1,000,000 shares of Class B stock - four of which expire on February 20, 2007 and two of which expire on August 22, 2006, and one prepaid forward contract with JPMorgan Chase Bank with respect to 1,000,000 shares of Class B Stock which expires on July 25, 2006 (collectively, the “Contracts”). Under the terms of each of the Contracts, the Partnership has agreed to deliver a number of shares of Class A Stock (or Class B Stock immediately convertible into Class A Stock) on the respective expiration dates of the contracts (or on an earlier date if the contract is terminated early) pursuant to the following formula: (i) if the price of Class A Stock on the date of expiration or termination (the “Final Price”) is less than a specified floor price (the “Floor Price”), then 1,000,000 shares; (ii) if the Final Price is less than or equal to a specified maximum price (the “Cap Price”), but great than or equal to the Floor Price, then a number of shares equal to 1,000,000 times the Floor Price divided by the Final Price; (iii) if the Final Price is greater than the Cap Price, then a number of shares equal to 1,000,000 multiplied by a fraction, the numerator of which is the sum of the Floor Price and the difference between the Final Price and the Cap Price, and the denominator of which is the Final Price. In connection with the Contracts, the Partnership has pledged the 7,000,000 shares of Class B Stock subject to the Contracts to secure its obligations under the Contracts.

Under the Contracts, in lieu of the delivery of Shares, the Partnership may, at its option, settle the contracts by delivery of cash. In certain events, the Counterparties are obligated to settle the contracts by delivery of cash.

Item 7.	Material to be Filed as Exhibits

Included as exhibits to this Statement is the following:

Exhibits

A.

Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990 (incorporated by reference from the Reporting Person’s Schedule 13D, dated April 30, 1991, filed with the SEC on May 1, 1991).

B.

ISDA Master Agreement, dated October 8, 2001, between TLPCRT, L.P. and MLPFS (incorporated by reference from the Reporting Person’s Amendment No. 3 to Schedule 13D, dated October 31, 2001, filed with the SEC on November 20, 2001).

C.

ISDA Master Agreement, dated December 3, 2001, between TLP Investments L.P. and MLPFS (incorporated by reference from the Reporting Person’s Amendment No. 4 to Schedule 13D, dated January 17, 2002, filed with the SEC on November 20, 2001).

D.	Stock Purchase Agreement, dated November 19, 2004, between TLP Investments L.P. and JPMorgan Chase Bank (by J.P. Morgan Securities Inc., as its Agent)

E.	Pledge Agreement, dated November 19, 2004, among TLP Investments L.P., JPMorgan Chase Bank, as Secured Party and JPMorgan Chase Bank, as Collateral Agent

F.	Pricing Schedule - Tranche No. 1, dated November 19, 2004 between TLP Investments L.P. and JPMorgan Chase Bank (by JPMorgan Securities Inc., as its Agent).

G.	Confirmation of Prepaid Variable Share Forward, dated November 22, 2004, between TLPCRT, L.P. and MLPFS (termination date of August 22, 2006).

H.	Confirmation of Prepaid Variable Share Forward, dated November 22, 2004, between TLP Investments L.P. and MLPFS (termination date of August 22, 2006).

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I.	Confirmation of Prepaid Variable Share Forward, dated June 17, 2005, between TLPCRT, L.P. and MLPFS (termination date of February 20, 2007).

J.	Confirmation of Prepaid Variable Share Forward, dated June 17, 2005, between TLP Investments L.P. and MLPFS (termination date of February 20, 2007).

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2006

TYSON LIMITED PARTNERSHIP

By:	/s/ Harry C. Erwin, III
Harry C. Erwin, III
General Partner

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SCHEDULE 1

GENERAL PARTNERS OF TYSON LIMITED PARTNERSHIP

Name and Business Address	Citizenship	Present Principal Occupation

Don Tyson Managing General Partner 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Investor; Member of the Board of Directors of Tyson Foods, Inc.

Leland Tollett 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Investor; Member of the Board of Directors of Tyson Foods, Inc.

Barbara Tyson 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Member of the Board of Directors of Tyson Foods, Inc.

John Tyson 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Chairman of the Board of Directors of Tyson Foods, Inc.

Harry C. Erwin, III 2210 W. Oaklawn Drive Springdale, AR 72762-6999	United States	Private Consultant

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EXHIBIT D

STOCK PURCHASE AGREEMENT

dated as of

November 16, 2004

between

TLP INVESTMENT, L.P.

and

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

by J.P. MORGAN SECURITIES INC., as its Agent

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ARTICLE I

DEFINITIONS

Section 1.01.	Definitions	1

ARTICLE II

SALE AND PURCHASE; PAYMENT; ESTABLISHMENT OF TRANCHES

Section 2.01.	Sale and Purchase	7
Section 2.02.	Payment, Establishment of Tranches	7
Section 2.03.	Settlement Date	10
Section 2.04.	Cash Settlement Option	11

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01.	Representations and Warranties of Seller	12
Section 3.02.	Representations and Warranties of Buyer	15

ARTICLE IV

CONDITIONS

Section 4.01.	Conditions to Effectiveness of this Agreement	16
Section 4.02.	Conditions to Buyer’s Obligations	18

ARTICLE V

COVENANTS

ARTICLE VI

ADJUSTMENTS

Section 6.01.	Dilution Adjustments	21
Section 6.02.	Merger Events	23
Section 6.03.	Nationalization and Insolvency	25
Section 6.04.	Termination and Payment	25

ARTICLE VII

ACCELERATION

Section 7.01.	Acceleration	26

TABLE OF CONTENTS

Page

ARTICLE VIII

MISCELLANEOUS

Section 8.01.	Notices	28

Section 8.02.	Governing Law; Severability; Submission to Jurisdiction; Waiver of Jury Trial 29

Section 8.02.	Governing Law; Severability; Submission to Jurisdiction; Waiver of Jury Trial 29

STOCK PURCHASE AGREEMENT

THIS AGREEMENT is made as of this 16th day of November, 2004, between TLP INVESTMENT, L.P., a Delaware limited partnership (“Seller”), and JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (“Buyer”), by J.P. MORGAN SECURITIES INC., a Delaware corporation, as its agent (“Agent”).

WHEREAS, Seller owns shares of Class B common stock, par value $0.10 per share, or security entitlements in respect thereof (“Class B Common Stock”), of Tyson Foods, Inc., a Delaware corporation (the “Issuer”);

WHEREAS, shares of Class B Common Stock are convertible into shares of Class A common stock, par value $0.10 per share, or security entitlements in respect thereof (“Class A Common Stock”), of the Issuer;

WHEREAS, Seller and Buyer are willing to sell and purchase shares of Class A Common Stock at the times and on the terms set forth herein; and

WHEREAS, Seller has agreed, pursuant to the Pledge Agreement (as defined herein), to grant Buyer a security interest in certain shares (the “Pledged Shares”) of Class A Common Stock or Class B Common Stock to secure the obligations of Seller hereunder;

NOW, THEREFORE, in consideration of their mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Business Day” means any day on which commercial banks are open for business in New York City and the Exchange is not closed.

“Calculation Agent” means JPMorgan Chase Bank, National Association

“Closing Price” means, with respect to any security on any Valuation Date or any other Trading Day, the closing sale price (or, if no closing sale price is reported, the last reported sale price) of such security on the Exchange on such day or, if such price is not so reported, the last quoted bid price for such security in the over-the-counter market on such day as reported by Pink Sheets LLC 2 (formerly known as the National Quotation Bureau) or similar organization or, if such bid price is not available, the market value of such security on such day as determined by the Calculation Agent, in each case

ii

determined as of the close of regular session trading on the Exchange); provided that if such close of regular session trading on the Exchange is extended to later than 4:00 p.m. (New York time), then the time as of which the relevant sale or bid price shall be determined shall be selected by the Calculation Agent in its sole discretion; provided further that the proviso contained in the definition of Valuation Date shall apply to the price determined on any other Trading Day mutatis mutandis.

“Collateral Agent ” means JPMorgan Chase Bank, National Association, as collateral agent under the Pledge Agreement.

“Dividend Period” means, with respect to a Dividend Period End Date for any Tranche, the period commencing on the date immediately following the preceding Dividend Period End Date for such Tranche, and ending on such Dividend Period End Date for such Tranche; provided that with respect to the first Dividend Period End Date for such Tranche, such period shall commence on the day immediately following the last day of the Hedging Period for such Tranche.

“Dividend Period End Date” means, with respect to any Tranche, each of the dates that follow the last day of the Hedging Period for such Tranche by a multiple of three months.

“Effective Date” means the later of the date hereof and such subsequent date on which all the conditions set forth in Section 4.01 are either satisfied or waived.

“Exchange” means, with respect to any security at any time, the principal national securities exchange or automated quotation system, if any, on which such security is listed or quoted at such time.

“Free Stock” means Class A Common Stock that is not subject to any Transfer Restrictions (other than any Transfer Restrictions arising solely from the fact that Seller is an “affiliate” within the meaning of Rule 144 under the Securities Act of the Issuer) in the hands of Seller immediately prior to delivery to an affiliate of Buyer designated by Buyer hereunder and such Class A Common Stock would not be subject to any Transfer Restrictions in the hands of such affiliate of Buyer upon delivery to such affiliate of Buyer.

“Hedging Termination Date” means the date six months from the date hereof.

“Insolvency Proceeding” means any case or any judicial, administrative or other proceeding, or the filing of any petition or the taking of any similar action, (i) seeking a judgment of or arrangement for insolvency, bankruptcy, winding-up, liquidation, reorganization, composition, rehabilitation, administration or similar relief with respect to Seller or the Issuer, as the case may be, or its debts or assets, (ii) seeking the appointment or election of a conservator, trustee, receiver, liquidator, administrator, custodian or similar official for Seller or the Issuer, as the case may be, or any substantial part of its assets, or (iii) which has an effect similar or analogous to the foregoing.

“Lien” means any lien, mortgage, security interest, pledge, charge, adverse claim or encumbrance of any kind.

“Market Disruption Event” means, with respect to any Tranche, in relation to any Hedging Day or any Valuation Date for such Tranche, as determined by the Calculation Agent, the occurrence or existence during the onehalf hour period that ends at the close of the regular session of trading on the Exchange of any material suspension of or material limitation imposed on trading in (i) the Class A Common Stock or in stocks generally on the Exchange or (ii) options contracts or futures contracts related to the Class A Common Stock on the primary exchange on which such contracts are traded; provided that a limitation on the hours and number of days of trading resulting from a change in the regular business hours of the Exchange or such options exchange will not constitute a “Market Disruption Event”.

“Ordinary Dividend Amount” means with respect to any Dividend Period for any Tranche, $0.04 per share of Class A Common Stock, as adjusted on account of any Potential Adjustment Event, in accordance with the provisions of Article 6.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pledge Agreement” means the Pledge Agreement dated as of the date hereof among Seller, Buyer and the Collateral Agent, as amended from time to time.

“Publicly-Traded Entity” means a corporation incorporated under the laws of the United States or any state thereof the common stock of which is (i) distributed in a Spinoff or issued in connection with a Merger Event and (ii) listed or traded on any national securities exchange in the United States or on the NASDAQ National Market System.

“Securities Act” means the Securities Act of 1933, as amended.

“Settlement Date” means, with respect to any Tranche, the third Business Day immediately following the last Valuation Date for such Tranche.

“Settlement Price ” means, with respect to any Tranche, (i) for purposes of determining the Settlement Ratio for physical settlement pursuant to Section 2.03(a), the amount obtained by dividing the Hedged Value for such Tranche by a fraction, the numerator of which is equal to the sum of the fractions obtained by dividing the Hedged Value for such Tranche by the relevant Closing Price on each Valuation Date for such Tranche, as determined by the Calculation Agent, and the denominator of which is equal to the number of Valuation Dates for such Tranche and (ii) for purposes of determining the Settlement Ratio for cash settlement pursuant to Section 2.04, the arithmetic mean of the relevant Closing Prices per share of Class A Common Stock on each Valuation Date for such Tranche.

“Settlement Ratio” means, with respect to any Tranche, rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th and determined in accordance with the following formula, and is subject to adjustment as a result of certain events as provided in Article 6: (i) if the Settlement Price for such Tranche is less than the Upside Limit for such Tranche but greater than the Hedged Value for such Tranche, the Settlement Ratio for such Tranche shall be a ratio equal to the Hedged Value for such Tranche divided by the Settlement Price for such Tranche; (ii) if the Settlement Price for such Tranche is equal to or greater than the Upside Limit for such Tranche, the Settlement Ratio for such Tranche shall be a ratio equal to the sum of the Hedged Value for such Tranche divided by the Settlement Price for such Tranche and a fraction the numerator of which is equal to the difference between the Settlement Price for such Tranche and the Upside Limit for such Tranche and the denominator of which is equal to the Settlement Price for such Tranche and (iii) if the Settlement Price for such Tranche is equal to or less than the Hedged Value for such Tranche, the Settlement Ratio for such Tranche shall be one (1).

“Trading Day” means, with respect to any security, a day on which the Exchange for such security is open for trading or quotation.

“Transfer Restriction” means, with respect to any security or other property, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or other property or to enforce the provisions thereof or of any document related thereto whether set forth in such security or other property itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such security or other property be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such security or other property, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such security or other property, prior to the sale, pledge, assignment or other transfer or enforcement of such security or other property and (iv) any registration or qualification requirement or prospectus delivery requirement for such security or other property pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such security or other property (including the Issuer Acknowledgement), together with any evidence of the corporate or other authority of such Person, shall not constitute a “Transfer Restriction”.

“Valuation Date” means, with respect to any Tranche, each of the Averaging Number of Trading Days preceding and including the Maturity Date for such Tranche (for the avoidance of doubt, if the Averaging Number is one, the Maturity Date will be the only Valuation Date for such Tranche); provided that if there is a Market Disruption Event on any Valuation Date for such Tranche, then such Valuation Date for such Tranche shall be the first succeeding Trading Day on which there is no Market Disruption

Event and on which another Valuation Date does not or is not deemed to occur, unless such first succeeding Trading Day has not occurred as of the fifth Trading Day immediately following the Maturity Date for such Tranche, in which case (i) such Valuation Date for such Tranche shall be that fifth Trading Day, notwithstanding the Market Disruption Event or that another Valuation Date occurs or is deemed to occur on such fifth Trading Day and (ii) notwithstanding the definition of “Closing Price”, the Calculation Agent shall determine the Closing Price for such Tranche as of that fifth Trading Day in its discretion. (b) Each of the following terms is defined in the Section set forth opposite such term:

Term Section

Acceleration Amount	7.01
Acceleration Amount Notice	7.01
Acceleration Date	7.01
Acceleration Value	7.01
Advance Rate	2.02(d)
Averaging Number	2.02(d)
Bankruptcy Code	5.07
Base Amount	2.02(d)
Cash Settlement Amount	2.04
CEA	3.01(n)
Contract Shares	2.03(a)
Damages	5.09
Downside Rate	2.02(d)
Event of Default	7.01
Extraordinary Dividend	6.01(b)
Hedged Value	2.02(d)
Hedging Commencement Date	2.02(d)
Hedging Day	2.02(d)
Hedging Fee	2.02(d)
Hedging Period	2.02(d)
Indemnified Person	5.09
Initial Share Price	2.02(d)
Initial Short Position	2.02(d)
Insolvency	6.03
Issuer Acknowledgment	4.01(e)
Maturity Date	2.02(d)
Maximum Base Amount	2.02(d)
Maximum Number	2.02(b)
Merger Date	6.02(c)
Merger Event	6.02(c)
Nationalization	6.03
New Shares	6.02(c)
Ordinary Dividend	6.01(b)
Original Stock	6.01(c)
Other Consideration	6.01(a)

Payment Date	2.02(d)
Potential Adjustment Event	6.01(b)
Prepayment Amount	2.04
Prepayment Determination Price	2.04
Prepayment Determination Ratio	2.04
Pre-pricing Acknowledgment	2.02(b)
Pricing Schedule	2.02(c)
Purchase Price	2.02(d)
Relevant Price	2.02(d)
Share- for-Share Merger Event	6.02(c)
Share- for-Combined Merger Event	6.02(c)
Spinoff	6.01(c)
Spinoff Issuer	6.01(c)
Spinoff Stock	6.01(c)
Termination Amount	6.04
Termination Amount Notice	6.04
Termination Date	6.04
Terms of Tranche	2.02(b)
Tranche	2.02(b)
Upside Limit	2.02(d)
Upside Rate	2.02(d)

ARTICLE II

SALE AND PURCHASE; PAYMENT; ESTABLISHMENT OF TRANCHES

Section 2.01. Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to purchase and acquire from Seller, a number of shares of Class A Common Stock for each Tranche established hereunder.

Section 2.02. Payment, Establishment of Tranches.

(a)        Payment. Upon the terms and subject to the conditions of this Agreement, Buyer shall deliver to Seller the Purchase Price for each Tranche on the Payment Date for such Tranche in immediately available funds by wire transfer to an account designated by Seller.

(b)        Establishment of Tranches. This Agreement may be effected in one or more tranches (each, a “Tranche”) with respect to up to an aggregate of 1,000,000 shares of Class A Common Stock (the “Maximum Number”). From the date hereof until the Hedging Termination Date, Buyer and Seller may execute and deliver one or more pre-pricing acknowledgments to establish a Tranche substantially in the form attached hereto as Exhibit A (for such Tranche, the “Pre-pricing Acknowledgment”) and set forth the Advance Rate, the Averaging Number, the Downside Rate, the Hedging Fee, the Maximum Base Amount and the Upside Rate for such Tranche. From the date of the Pre-pricing Acknowledgment for any Tranche to the Hedging Termination Date, Buyer shall determine the Base Amount, the Hedged Value, the Initial Share Price, the Initial Short Position, the Maturity Date, the Payment Date, the Purchase Price, and the Upside Limit for such Tranche (collectively, the “Terms of Tranche”) in accordance with the respective formulas for Terms of Tranche set forth below; provided that:

(i)         if at any time after the Pre-pricing Acknowledgment with respect to any Tranche is delivered and prior to the last day of the Hedging Period for such Tranche, Seller becomes aware of any material non-public information regarding the Issuer, Seller shall immediately notify Buyer that it cannot make the representation and warranty set forth in Section 3.01(k) without specification of the reason thereof and shall direct Buyer (or its affiliate) to immediately cease effecting any further short sales of the Class A Common Stock; and

(ii)         it is understood and acknowledged that, with respect to each Tranche, in order to hedge Buyer’s exposure with respect to the Base Amount for such Tranche and as part of the proprietary trading activities of Buyer or affiliates of Buyer unrelated to this Agreement, in addition to short sales in connection with establishing its Initial Short Position for such Tranche, Buyer and its affiliates may from time to time effect for their own accounts purchases, long sales or short sales of shares of Class A Common Stock or options or other derivatives in respect thereof (or combinations of such transactions) that may affect the trading price of the Class A Common Stock.

(c)        Pricing Schedule. Within two Business Days after the last day of the Hedging Period for each Tranche, Buyer shall deliver to Seller the related pricing schedule (the “Pricing Schedule ”), substantially in the form attached hereto as Exhibit B, setting forth the Terms of Tranche for such Tranche, and Seller shall execute and deliver a copy of such Pricing Schedule to Buyer.

(d)        Related Definitions . As used herein, the following words and phrases have the following meanings:

(i)         “Advance Rate” means, with respect to any Tranche, the percentage rate set forth as such in the Pre-pricing Acknowledgment for such Tranche.

(ii)         “Averaging Number” means with respect to any Tranche, as set forth in the Pre-pricing Acknowledgment for such Tranche, a number of averaging days in connection with the settlement of such Tranche.

(iii)        “Base Amount” means, with respect to any Tranche, as set forth in the Pricing Schedule for such Tranche, a number of shares of Class A Common Stock equal to the Maximum Base Amount for such Tranche, as adjusted in accordance with the provisions of Article 6.

(iv)        “Downside Rate” means, with respect to any Tranche, the percentage rate set forth as such in the Pre-pricing Acknowledgment for such Tranche.

(v)        “Hedged Value ” means, with respect to any Tranche, as set forth in the Pricing Schedule for such Tranche, an amount equal to the Initial Share Price for such Tranche multiplied by the Downside Rate for such Tranche, as adjusted in accordance with the provisions of Article 6.

(vi)        “Hedging Commencement Date” means, with respect to any Tranche, the date set forth as such in the Pre-Pricing Acknowledgment for such Tranche (or, if such a date is not a Trading Day, the next following Trading Day).

(vii)       “Hedging Day” means, with respect to any Tranche, each of the three Trading Days including and following the Hedging Commencement Date for such Tranche; provided that if there is a Market Disruption Event on any Hedging Day for such Tranche, then such Hedging Day for such Tranche shall be the first succeeding Trading Day on which there is no Market Disruption Event and on which another Hedging Day does not or is not deemed to occur.

(viii)      “Hedging Fee” means, with respect to any Tranche, as set forth in the Pre-pricing Acknowledgment, a dollar amount per share specified as such.

(ix)        “Hedging Period” means, with respect to any Tranche, the period from and including the Hedging Commencement Date for such Tranche to and including the last Hedging Day for such Tranche.

(x)        “Initial Share Price ” means, with respect to any Tranche, as set forth in the Pricing Schedule for such Tranche, the arithmetic average of the Relevant Price for each Hedging Day in the Hedging Period for such Tranche.

(xi)        “Initial Short Position” means, with respect to any Tranche, as set forth in the Pricing Schedule for such Tranche, the number of shares of Class A Common Stock that Buyer (or an affiliate of Buyer) sells short to establish its initial hedge of the price and market risk undertaken by Buyer with respect to such Tranche under this Agreement, but, for the avoidance of doubt, shall not include any additional shares of Class A Common Stock being introduced into the market with respect to such Tranche in excess of Buyer’s initial hedge in order to ensure compliance with Buyer’s representation in Section 3.02(d).

(xii)       “Maturity Date” means, with respect to any Tranche, July 25, 2006 (or, if such a date is not a Trading Day, the next following Trading Day).

(xiii)      “Maximum Base Amount” means, with respect to any Tranche, as set forth in the Pre-pricing Acknowledgment for such Tranche, a number of shares of Class A Common Stock which, if added to the Base Amounts for all the previously established Tranches, does not exceed the Maximum Number.

(xiv)      “Payment Date” means, with respect to any Tranche, as set forth in the Pricing Schedule for such Tranche, the third Business Day immediately following the last day of the Hedging Period for such Tranche.

(xv)       “Purchase Price” means, with respect to any Tranche, as set forth in the Pricing Schedule for such Tranche, an amount equal to (A) the product of (1) the Base Amount for such Tranche, (2) the Initial Share Price for such Tranche and (3) the Advance Rate for such Tranche, minus (B) the product of the Hedging Fee for such Tranche and (y) the Base Amount for such Tranche minus the Initial Short Position for such Tranche (as adjusted in accordance with the provisions of Article 6).

(xvi)      “Relevant Price” means, with respect to any Tranche, for any Hedging Day during the Hedging Period for such Tranche, the volume-weighted average price at which shares of the Class A Common Stock trade on the Exchange on such Hedging Day, as determined by the Calculation Agent as the amount posted on Bloomberg screen “TSN N

Equity AQR” (unless such posted amount contains a manifest error, as determined by the Calculation Agent; if such posted amount contains a manifest error, as determined by the Calculation Agent, the Calculation Agent may determine the Relevant Price in accordance with Bloomberg’s formula for and method of calculating such amount).

(xvii)     “Upside Limit” means, with respect to any Tranche, as set forth in the Pricing Schedule for such Tranche, an amount equal to the Initial Share Price for such Tranche multiplied by the Upside Rate for such Tranche, as adjusted in accordance with the provisions of Article 6.

(xviii)    “Upside Rate” means, with respect to any Tranche, the percentage rate set forth as such in the Pre-pricing Acknowledgment for such Tranche.

Section 2.03. Settlement Date. (a) On the Settlement Date for each Tranche, Seller shall deliver to an affiliate of Buyer designated by Buyer a number of shares of Free Stock (for each Tranche, the “Contract Shares” of such Tranche) equal to the product of (A) the Base Amount for such Tranche and (B) the Settlement Ratio for such Tranche, rounded down to the nearest whole number, and cash in an amount equal to the value (based on the Settlement Price for such Tranche) of any fractional share not delivered as a result of such rounding.

(b)       If (x) by 10:00 A.M., New York City time, on the Settlement Date for any Tranche, Seller has not otherwise effected such delivery of the Contract Shares and cash in lieu of any fractional share pursuant to Section 2.03(a) or delivered cash in lieu thereof pursuant to Section 2.04 for such Tranche and (y) the Class A Common Stock then held by the Collateral Agent as collateral under the Pledge Agreement is Free Stock (which requirement may be waived by Buyer in its sole discretion), then (i) Seller shall be deemed not to have elected to deliver cash in lieu of shares of Free Stock for such Tranche, pursuant to Section 2.04 (notwithstanding any notice by Seller to the contrary) and (ii) the delivery provided by this Section 2.03(a) shall be effected by delivery by the Collateral Agent to an affiliate of Buyer designated by Buyer of a number of shares of Free Stock (which requirement may be waived by Buyer in its sole discretion) then held by the Collateral Agent as collateral under the Pledge Agreement equal to the number of Contract Shares required to be delivered by Seller for such Tranche pursuant to Section 2.03(a) and cash, if any, then held by the Collateral Agent as collateral under the Pledge Agreement in an amount equal to the cash in lieu of any fractional share required to be delivered by Seller pursuant to Section 2.03(a); provided that, notwithstanding the foregoing and without limiting the generality of Section 7.01, if Seller gives notice of Seller’s election to deliver cash in lieu of shares of Free Stock on the Settlement Date for such Tranche pursuant to Section 2.04 and fails to deliver the Cash Settlement Amount for such Tranche on the Settlement Date for such Tranche as provided in Section 2.04, Seller shall be in breach of this Agreement and shall be liable to Buyer for any losses incurred by Buyer or such affiliate of Buyer as a result of such breach, including without limitation losses incurred in connection with any decrease in the Closing Price of the Class A Common Stock subsequent to the last Valuation Date for such Tranche.

Section 2.04. Cash Settlement Option. (a) Seller may, with respect to any Tranche, upon written notice delivered to Buyer, at least three calendar days prior to the first Valuation Date, for such Tranche, in lieu of delivering the Contract Shares and cash in lieu of any fractional share pursuant to Section 2.03(a), elect to settle such delivery obligation in cash in an amount (the “Cash Settlement Amount”) equal to the product of (x) the Settlement Price for such Tranche and (y) a number of shares equal to the product of the Base Amount for such Tranche and the Settlement Ratio for such Tranche; provided that, Seller shall only be deemed to have validly elected such payment in cash in lieu of its delivery obligations under Section 2.03(a) if Seller shall have delivered to Buyer, on or prior to the last Valuation Date for such Tranche, an amount of cash with respect to such Tranche (the “Prepayment Amount”) equal to the product of (i) the Closing Price per share of Class A Common Stock on the last Trading Day prior to the delivery date of such notice on which there was no Market Disruption Event (the “Prepayment Determination Price”), (ii) the Base Amount for such Tranche and (iii) the Prepayment Determination Ratio for such Tranche, by wire transfer of immediately available funds to an account designated by Buyer.

(b)       If the cash settlement option has been validly elected by Seller with respect to any Tranche in accordance with the preceding sentence, then on the Settlement Date for such Tranche, (i) if the Cash Settlement Amount for such Tranche is greater than the Prepayment Amount for such Tranche, Seller shall deliver to Buyer the amount of cash by which the Cash Settlement Amount for such Tranche exceeds the Prepayment Amount for such Tranche, (ii) if the Prepayment Amount for such Tranche is greater than the Cash Settlement Amount for such Tranche, Buyer shall deliver to Seller the amount of cash by which the Prepayment Amount for such Tranche exceeds the Cash Settlement Amount for such Tranche and (iii) if the Prepayment Amount for such Tranche is equal to the Cash Settlement Amount for such Tranche, no deliveries shall be made in respect of such Tranche pursuant to Section 2.04(b).

(c)       The “Prepayment Determination Ratio” shall be determined, with respect to any Tranche, in accordance with the following formula, and is subject to adjustment as a result of certain events as provided in Article 6: (i) if the Prepayment Determination Price for such Tranche is less than the Upside Limit for such Tranche but greater than the Hedged Value for such Tranche, the Prepayment Determination Ratio for such Tranche shall be a ratio equal to the Hedged Value for such Tranche divided by the Prepayment Determination Price for such Tranche; (ii) if the Prepayment Determination Price for such Tranche is equal to or greater than the Upside Limit for such Tranche, the Prepayment Determination Ratio for such Tranche shall be a ratio equal to the sum of the Hedged Value for such Tranche divided by the Prepayment Determination Price for such Tranche and a fraction the numerator of which is equal to the difference between the Prepayment Determination Price for such Tranche and the Upside Limit for such Tranche and the denominator of which is equal to the Prepayment Determination Price for such Tranche; and (iii) if the Prepayment Determination Price for such Tranche is equal to or less than the Hedged Value for such Tranche, the Prepayment Determination Ratio for such Tranche shall be one (1). The ratio expressed in clause (i) or (ii) above shall be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01. Representations and Warranties of Seller. Seller represents and warrants to Buyer that:

(a)       Seller and Tyson Limited Partnership have been duly organized and are validly existing as limited partnerships in good standing under the laws of the State of Delaware. TLPCRT, LLC has been duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware. TLPCRT, LLC is the sole general partner of Seller and Tyson Limited Partnership is the sole limited partner of Seller. Tyson Limited Partnership is the sole member of TLPCRT, LLC. Each of the copies of (i) Certificate of Limited Partnership and the Limited Partnership Agreement, each dated December 4, 2001, of Seller, (ii) the Certificate of Formation and the Limited Liability Company Agreement, each dated October 9, 2001, of TLPCRT, LLC, and (iii) the Certificate of Limited Partnership, dated August 8, 1990, as amended, and the Agreement of Limited Partnership of Tyson Limited Partnership, dated June 8, 1990, provided by Seller is a true, complete and correct copy as in full force and effect as of the date hereof.

(b)       Seller has all partnership power to enter into this Agreement and the Pledge Agreement and to consummate the transactions contemplated hereby and thereby. Each of this Agreement and the Pledge Agreement has been duly authorized, validly executed and delivered by Seller and constitutes a valid and legally binding obligation of Seller enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general equitable principles.

(c)       The execution and delivery by Seller of, and the compliance by Seller with all of the provisions of, this Agreement and the Pledge Agreement, and the consummation of the transactions herein and therein contemplated, will not (i) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, stockholders agreement, lock-up agreement, registration rights agreement, co-sale agreement or any other agreement or instrument to which Seller is a party or by which Seller is bound or to which any of the property or assets of Seller is subject, nor will such action result in any violation of the provisions of the constitutive documents of Seller or any statute or any order, judgment, decree, rule or regulation of any court or governmental agency or body having jurisdiction over Seller or any of Seller’s properties or (ii) require any consent, approval, authorization or order of, or filing or qualification with, any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic, or any other Person.

(d)       There is not pending or, to Seller’s knowledge, threatened against it or any of its affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, government body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or the Pledge Agreement or its ability to perform its obligations hereunder or thereunder.

(e)       Seller is entering into this Agreement and the Pledge Agreement as principal (and not as agent or in any other capacity). Neither Buyer nor any of Buyer’s agents or affiliates are acting as a fiduciary for Seller. Seller is not relying, and has not relied, upon any communication (written or oral) of Buyer or any agent or affiliate of Buyer with respect to the legal, accounting, tax or other implications of this Agreement or the Pledge Agreement. Seller has conducted Seller’s own analysis of the legal, accounting, tax and other implications of this Agreement and the Pledge Agreement. Seller has consulted with Seller’s own legal, regulatory, tax, business, investment, financial, and accounting advisors to the extent Seller has deemed necessary. Seller has made Seller’s own independent investment, hedging, and trading decisions to enter into this Agreement and the Pledge Agreement and as to whether this Agreement and the Pledge Agreement are appropriate or proper for Seller based upon Seller’s own judgment and upon any advice from such advisors as Seller has deemed necessary and not upon any view expressed by Buyer or any of Buyer’s agents or affiliates. Seller acknowledges and agrees that information and explanations related to the terms and conditions of this Agreement or the Pledge Agreement shall not be considered investment advice or a recommendation to enter into this Agreement or the Pledge Agreement. No communication (written or oral) received from Buyer or any affiliate of Buyer shall be deemed to be an assurance or guarantee as to the expected results of this Agreement or the Pledge Agreement.

(f)        Seller is entering into this Agreement and the Pledge Agreement with a full understanding of all of the terms, conditions and risks hereof and thereof (economic and otherwise), is capable of evaluating and understanding (on Seller’s own behalf or through independent professional advice) and of assuming, and understands and accepts, such terms, conditions and risks.

(g)       Seller acknowledges that neither Buyer nor any affiliate of Buyer is acting as a fiduciary for or an advisor to Seller in respect of this Agreement or the Pledge Agreement, and all decisions of Seller have been the result of arm’s length negotiations between Seller and Buyer.

(h)       Since the date three months prior to the date hereof, neither Seller nor any Person who would be considered to be the same “Person” as Seller or “acting in concert” with Seller (as such terms are used in clauses (e)(3)(vi) or (a)(2) of Rule 144 under the Securities Act), individually or in the aggregate, has sold a number of shares of Class A Common Stock or hedged (through swaps, options, short sales, stock loans or otherwise) any long position in a number of shares of Class A Common Stock that would, if added to the Maximum Number of shares of Class A Common Stock, exceed the number of shares of Class A Common Stock that Seller could sell pursuant to Rule 144 under the Securities Act on the date hereof. For the purposes of this Section 3.01(h), Class A Common Stock shall be deemed to include securities convertible into, exchangeable or exercisable for Class A Common Stock.

(i)        Seller does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.

(j)        Delivery of shares of Class A Common Stock by Seller pursuant to this Agreement will pass to an affiliate of Buyer designated by Buyer title to such shares free and clear of any Liens, except for those created pursuant to the Pledge Agreement.

(k)       Seller and each partner of Seller are not on the date hereof, and will not be during each Hedging Period, aware of any material non-public information regarding the Issuer for which Seller has not notified Buyer that Seller cannot make, pursuant to the provisions of Section 2.02(b)(i), the representation and warranty that Seller and each partner of Seller is not on such date aware of any material non-public information regarding the Issuer. None of the transactions contemplated herein or in the Pledge Agreement will violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Seller, including, but not limited to, the Issuer’s window period policy.

(l)        Seller is and will be in compliance with his reporting obligations under Section 16, Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended, and Seller will provide Buyer with a copy of any report filed thereunder in respect of the transactions contemplated hereby promptly upon filing thereof.

(m)      Seller is not and after giving effect to application of the Purchase Price for any Tranche will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended. (n) Seller is an “eligible contract participant” (as such term is defined in Section 1(a)(12) of the Commodity Exchange Act, as amended (the “CEA”)) because it is a corporation, partnership, proprietorship, organization, trust or other entity and:

(i)	it has total assets in excess of $10,000,000;

(ii)         its obligations hereunder are guaranteed, or otherwise supported by a letter of credit or keep well, support or other agreement, by an entity of the type described in Section 1a(12)(A)(i) through (iv), 1a(12)(A)(v)(I), 1a(12)(A)(vii) or 1a(12)(C) of the CEA; or

(iii)        it has a net worth in excess of $1,000,000 and has entered into this Agreement in connection with the conduct of its business or to manage the risk associated with an asset or liability owned or incurred or reasonably likely to be owned or incurred by it in the conduct of its business.

(o)        Seller has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy shares of Class A Common Stock in anticipation of or in connection with any short sales of shares of Class A Common Stock which an affiliate of Buyer effects, for the account of Buyer, in establishing Buyer’s Initial Short Position for any Tranche.

(p)        Except as provided herein, Seller has not made, will not make, and has not arranged for, any payment to any Person in connection with the short sales of shares of Class A Common Stock that an affiliate of Buyer effects, for the account of Buyer, in establishing Buyer’s Initial Short Position for any Tranche.

(q)        Seller has a bona fide intention to sell, to cause to be sold or to cause to be subject to a prepaid forward agreement between Seller and Buyer the securities referred to in any notice on Form 144 relating to the transactions contemplated hereunder filed pursuant to Section 4.01(c) or Section 5.08 within a reasonable time after the filing of such notice on Form 144.

Section 3.02. Representations and Warranties of Buyer. Buyer represents and warrants to Seller that:

(a)       Buyer is a banking corporation, duly formed, validly existing and in good standing under the laws of the State of New York, and has all powers and all material governmental licenses, authorizations, consents and approvals required to enter into, and perform its obligations under, this Agreement.

(b)       Each of this Agreement and the Pledge Agreement has been duly authorized and validly executed and delivered by Buyer and constitutes a valid and legally binding obligation of Buyer enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general equitable principles.

(c)       The execution and delivery by Buyer of, and the compliance by Buyer with all of the provisions of, this Agreement and the Pledge Agreement, and the consummation of the transactions herein and therein contemplated, will not require any consent, approval, authorization or order of, or filing or qualification with, any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic.

(d)       Buyer (or its affiliate) will conduct its hedging activities as described herein in accordance with the interpretive letter from the Securities and Exchange Commission to Goldman, Sachs & Co. dated December 20, 1999, it being understood that Buyer will introduce into the public market a quantity of securities of the same class as the Class A Common Stock equal to the Base Amount in a manner consistent with the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act.

ARTICLE IV

CONDITIONS

Section 4.01. Conditions to Effectiveness of this Agreement. This Agreement shall become effective on the Effective Date upon satisfaction or waiver of each of the following conditions:

(a)       The Pledge Agreement shall have been executed by the parties thereto and Seller shall have delivered to the Collateral Agent in accordance therewith the collateral required to be delivered pursuant to Section 1(b) thereof.

(b)       Buyer shall have received an opinion (in form and substance satisfactory to Buyer and its counsel), dated as of the date hereof, of Kutak Rock LLP, counsel for Seller, to the effect that:

(i)         Seller and Tyson Limited Partnership have been duly formed and are validly existing as limited partnerships in good standing under the laws of the State of Delaware. TLPCRT, LLC has been duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware. TLPCRT, LLC is the sole general partner of Seller and Tyson Limited Partnership is the sole limited partner of Seller.

(ii)         Seller has all partnership power to enter into this Agreement and the Pledge Agreement and to consummate the transactions contemplated hereby and thereby. Each of this Agreement and the Pledge Agreement has been duly authorized, validly executed and delivered by Seller and constitutes a valid and legally binding obligation of Seller enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general equitable principles.

(iii)        The execution and delivery by Seller of, and the compliance by Seller with all of the provisions of, this Agreement and the Pledge Agreement, and the consummation of the transactions herein and therein contemplated, will not (x) conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, stockholders agreement, lock-up agreement, registration rights agreement, co-sale agreement or any other agreement or instrument to which Seller is a party or by which Seller is bound or to which any of the property or assets of Seller is subject, nor will such action result in any violation of the provisions of the constitutive documents of Seller or any statute or any order, judgment, decree, rule or regulation of any court or governmental agency or body having jurisdiction over Seller or any of Seller’s properties or (y) require any 18 consent, approval, authorization or order of, or filing or qualification with any governmental body, agency, official, self-regulatory organization or court or other tribunal, whether foreign or domestic, or any other Person.

(iv)        To the best of our knowledge, there is not pending or threatened against Seller or any of its affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, government body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against Seller of this Agreement or the Pledge Agreement or its ability to perform its obligations hereunder or thereunder.

(v)        Seller is not and after giving effect to application of the Purchase Price for any Tranche will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(vi)        Shares of Class B Common Stock are convertible, on a one- for-one basis, into the same number of fully paid and nonassessable shares of Class A Common Stock. The shares of Class A Common Stock issuable upon conversion of Class B Common Stock have been duly authorized and reserved for issuance upon such conversion, and the issuance of such shares of Class A Common Stock is not subject to any preemptive or other similar rights. Upon the delivery, if any, by Seller to Buyer or an affiliate thereof of shares of Class B Common Stock pursuant to the Pledge Agreement or this Agreement and the determination by the board of directors of the Issuer or a committee thereof that Buyer or such affiliate is not a Permitted Transferee (as defined in the Restated Certificate of Incorporation of the Issuer), each of such shares will be converted automatically into one fully paid and nonassessable share of Class A Common Stock. Buyer and its affiliates are not Permitted Transferees for purposes of the Restated Certificate of Incorporation of the Issuer.

(c)        Seller shall have delivered to Buyer a signed, true and complete copy of a notice on Form 144 relating to the transactions contemplated hereunder, as of the Effective Date, naming Seller as seller and J.P. Morgan Securities Inc. as broker, and containing a footnote next to the amount in column 3(d) of Form 144 to the following effect: “Some or all of the above-referenced shares are expected to be subject to a prepaid forward agreement between the seller named in 2(a) above and an affiliate of the broker or dealer named in 3(b) above,” three copies of which shall have been mailed to the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and one copy of which shall have been mailed to the Exchange not later than on the Effective Date, all in the manner contemplated by Rule 144(h). Alternatively, Seller shall have delivered to Buyer sufficient signed copies of such Form 144 to be filed by Buyer (or its affiliate) as set forth above, prior to or on the Effective Date. In such case, Seller has furnished Buyer (or its affiliate) with all information necessary for Buyer (or its affiliate) to file a true and complete Form 144 relating to such sales of shares in connection with such prepaid forward agreement.

(d)        Buyer shall have received all documents it may reasonably request relating to the existence of Seller and the authority of Seller with respect to this Agreement and the Pledge Agreement, all in form and substance reasonably satisfactory to Buyer. (

(e)        Seller shall have delivered to Buyer an Issuer Acknowledgment, acceptable to Buyer in its discretion, duly executed by an executive officer of the Issuer, in which the Issuer acknowledges and agrees that (x) the pledge of the Pledged Shares pursuant to the Pledge Agreement complies with Section C(2) of Article I of the Issuer’s Revised Certificate of Incorporation and (y) promptly upon Buyer’s delivery to the Issuer or its transfer agent of: (i) any required transfer tax stamps, (ii) a stock power executed in blank, (iii) in the event that the Pledged Shares are shares of Class B Common Stock, a duly executed notice of conversion and (iv) a legal opinion dated as of the date hereof by Kutak Rock LLP, counsel for Seller, to the effect that the Pledged Shares may be treated as securities that are neither restricted nor control securities in transactions for the account of Buyer and therefore are eligible for resale without registration under the Securities Act, copies of such notice of conversion and legal opinion as attached to such Issuer Acknowledgment delivered to Buyer have theretofore been received and approved by the Issuer, the Issuer will, without any further action or delivery of any documents or instruments on the part of Buyer or Seller, and will instruct its transfer agent to, in the event that the Pledged Shares are shares of Class B Common Stock, convert any shares of Class B Common Stock held by Buyer as Pledged Shares, on a one-for-one basis, into the same number of shares of fully paid and nonassessable shares of Class A Common Stock and issue, in the case of any Pledged Shares, shares of Class A Common Stock without any legends thereon that relate to restrictions on the disposition thereof under the Securities Act or otherwise register in such name or names as Buyer shall request and deliver such shares directly to Buyer or its designee without the return thereof to Seller.

Section 4.02. Conditions to Buyer’s Obligations. Without limiting the generality of Section 4.01, the obligation of Buyer to deliver the Purchase Price for each Tranche on the Payment Date for such Tranche is subject to the satisfaction of the following conditions:

(a)       The representations and warranties of Seller contained in Article 3 and in the Pledge Agreement shall be true and correct as of such Payment Date.

(b)	No Event of Default shall have occurred and be continuing.

(c)       Seller shall have performed all of the covenants and obligations to be performed by it hereunder and under the Pledge Agreement.

ARTICLE V

COVENANTS

Section 5.01. Taxes. Seller shall pay any and all documentary, stamp, transfer or similar taxes and charges that may be payable in respect of the entry into this Agreement and the transfer and delivery of any Class A Common Stock pursuant hereto. Seller further agrees to make all payments in respect of this Agreement free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, fines, penalties, assessments or other governmental charges of whatsoever nature (or interest on any taxes, duties, fines, penalties, assessments or other governmental charges of whatsoever nature) imposed, levied, collected, withheld or assessed by, within or on behalf of (a) the United States or any political subdivision or governmental authority thereof or therein having power to tax or (b) any jurisdiction from or through which payment on the Agreement is made by the Seller, or any political subdivision or governmental authority thereof or therein having power to tax. In the event such withholding or deduction is imposed, Seller agrees to indemnify Buyer for the full amount of such withholding or deduction, as well as any liability (including penalties, interest and expenses) arising therefrom or with respect thereto.

Section 5.02. Forward Contract. Seller hereby agrees that: (i) Seller will not treat this Agreement or any Tranche hereunder, any portion of this Agreement or any Tranche hereunder, or any obligation hereunder as giving rise to any interest income or other inclusions of ordinary income; (ii) Seller will not treat the delivery of any portion of the shares of Class A Common Stock or cash to be delivered pursuant to this Agreement with respect to any Tranche as the payment of interest or ordinary income; (iii) Seller will treat each Tranche under this Agreement as a forward contract for the delivery of such shares of Class A Common Stock or cash; and (iv) Seller will not take any action (including filing any tax return or form or taking any position in any tax proceeding) that is inconsistent with the obligations contained in (i) through (iii). Notwithstanding the preceding sentence, Seller may take any action or position required by law, provided that Seller delivers to Buyer an unqualified opinion of counsel, nationally recognized as expert in Federal tax matters and acceptable to Buyer, to the effect that such action or position is required by a statutory change or a Treasury regulation or applicable court decision published after the date of this Agreement.

Section 5.03. Notices. Seller will cause to be delivered to Buyer:

(a)       immediately upon the occurrence of any Event of Default hereunder or under the Pledge Agreement, or upon any general partner of Seller obtaining knowledge that any condition or event of the type described in Section 7.01(b) or 7.01(c) shall have occurred with respect to the Issuer, notice of such occurrence; and

(b)       promptly, in case at any time prior to the Settlement Date for the last Tranche, Seller receives notice, or any general partner of Seller obtains knowledge, that any event requiring that an adjustment be calculated pursuant to Section 6.01 or 6.02 hereof or any Nationalization or Insolvency shall have occurred or be pending, a notice identifying such event and stating, if known to Seller or any general partner of Seller, the date on which such event occurred or is to occur and, if applicable, the record date relating to such event. Seller shall cause further notices to be delivered to Buyer if Seller shall subsequently receive notice, or any general partner of Seller shall obtain knowledge, of any further or revised information regarding the terms or timing of such event or any record date relating thereto.

Section 5.04. Agreement to Deliver Documents. Seller will deliver to Buyer from time to time such information or documents regarding the financial position or business of Seller as Buyer may reasonably request. Upon the delivery of any such information or documents, Seller shall be deemed to have represented to Buyer that such information or such documents accurately presents the financial position or business of Seller and is not misleading in any material respect.

Section 5.05. Further Assurances. From time to time from and after the date hereof through the Settlement Date for the last Tranche, Seller shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Pledge Agreement in accordance with the terms and conditions hereof and thereof, including (i) the removal of any legal impediment to the consummation of such transactions and (ii) the execution and delivery of all such deeds, agreements, assignments and further instruments of transfer and conveyance necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Pledge Agreement in accordance with the terms and conditions hereof and thereof.

Section 5.06. No Sales of Class A Common Stock. Neither Seller nor any Person who would be considered to be the same “Person” as Seller or “acting in concert” with Seller (as such terms are used in clauses (e)(3)(vi) or (a)(2) of Rule 144 under the Securities Act), individually or in the aggregate, shall, without the prior written consent of Buyer, sell a number of shares of Class A Common Stock or hedge (through swaps, options, short sales, stock loans or otherwise) any long position in a number of shares of Class A Common Stock that would, at the time of such sale or hedge, if added to the Maximum Number of shares of Class A Common Stock, exceed the number of shares of Class A Common Stock that Seller could have sold pursuant to Rule 144 under the Securities Act at such time until the last day of the Hedging Period. For purposes of this Section 5.06, Class A Common Stock shall be deemed to include securities convertible into, exchangeable or exercisable for Class A Common Stock.

Section 5.07. Securities Contract. The parties hereto agree and acknowledge that each of Buyer and the Collateral Agent is a “financial institution” within the meaning of Section 101(22) of Title 11 of the United States Code (the “Bankruptcy Code”), that the Collateral Agent is acting as agent and custodian for Buyer in connection with this Agreement and that Buyer is a “customer” of the Collateral Agent within the meaning of Section 741(2) of the Bankruptcy Code. The parties hereto further agree and acknowledge that this Agreement is a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, and Buyer and the Collateral Agent are entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 546(e) and 555 of the Bankruptcy Code.

Section 5.08. Form 144 Filing. On or prior to the Effective Date and, in the event that the Pricing Schedule relating to the final Tranche has not been executed prior to such date, subsequently on or prior to the dates at three-month intervals following the Effective Date (and at such other times at which Buyer (or its affiliate) shall request), Seller shall file, or shall cause to be filed, in the manner contemplated by Rule 144(h) under the Securities Act and Section 4.01(c), a notice on Form 144 (with a true and complete copy delivered to Buyer) relating to the transactions contemplated hereunder, as of the date of such filing, all in form and substance acceptable to Buyer. In addition,

Seller shall have delivered to Buyer sufficient signed copies of such Form 144 to be filed by Buyer (or its affiliate) as set forth above, prior to or on the Effective Date and subsequently on or prior to the dates at three-month intervals following the Effective Date (and at such other times at which Buyer (or its affiliate) shall request). In such case, Seller shall have furnished Buyer (or its affiliate) with all information necessary for Buyer (or its affiliate) to file a true and complete Form 144 relating to such sales of shares in connection with such prepaid forward agreement.

Section 5.09. Indemnification. In addition to any remedies afforded Buyer under this Agreement or the Pledge Agreement, Seller agrees to indemnify and hold harmless Buyer and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several (collectively, “Damages”), to which an Indemnified Person may become subject arising out of or in connection with this Agreement or the Pledge Agreement including, without limitation, any losses, claims, damages, judgments, liabilities and expenses due, in whole or in part, to any breach of any covenant or representation made by Seller in this Agreement or in the Pledge Agreement or any claim, litigation, investigation or proceeding relating thereto, regardless of whether any of such Indemnified Persons is a party thereto, and to reimburse, within 30 days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing, provided, however, that Seller shall not have any liability to any Indemnified Person to the extent that such Damages are finally determined by a court of competent jurisdiction to have directly resulted from the gross negligence or willful misconduct of such Indemnified Person (and in such case, such Indemnified Person shall promptly return to Seller any amounts previously expended by Seller under this Section 5.09).

ARTICLE VI

ADJUSTMENTS

Section 6.01. Dilution Adjustments. (a) Following the declaration by the Issuer of the terms of any Potential Adjustment Event, (A) in the case of each Potential Adjustment Event other than an Extraordinary Dividend, the Calculation Agent will (i) determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Class A Common Stock, and, if there is such an effect, the Calculation Agent will make corresponding adjustment(s), if any, with respect to each Tranche, to any one or more of the Base Amount for such Tranche, the Settlement Ratio for such Tranche, the Upside Limit for such Tranche, the Hedged Value for such Tranche, any Closing Price and any other variable relevant to the exercise, settlement or payment terms of such Tranche, as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date(s) of the adjustment(s) or (B) in the case of any Potential Adjustment Event that is an Extraordinary Dividend, Seller shall pay to Buyer or an affiliate of Buyer designated by

Buyer (or, in the event such Extraordinary Dividend consists of property other than cash, cause to be distributed or delivered to Buyer or an affiliate of Buyer designated by Buyer) such Extraordinary Dividend on the date such Extraordinary Dividend is paid by the Issuer to holders of Class A Common Stock. The Calculation Agent may (but need not) determine the appropriate adjustment(s) by reference to the adjustment(s) in respect of such Potential Adjustment Event made by an options exchange to options on the Class A Common Stock traded on that options exchange.

(b)       For these purposes, “Potential Adjustment Event ” means any of the following:

(i)         a subdivision, consolidation or reclassification of shares of Class A Common Stock (unless a Merger Event), or, a free distribution or dividend of any shares of Class A Common Stock to existing holders of Class A Common Stock by way of bonus, capitalization or similar issue;

(ii)         a distribution or dividend to existing holders of Class A Common Stock of (A) shares of Class A Common Stock, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Issuer equally or proportionately with such payments to holders of Class A Common Stock, or (C) any other type of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the Calculation Agent;

(iii)        a dividend or distribution (an “Extraordinary Dividend”) consisting of cash and/or any other property (other than distributions or dividends of a type described in Section 6.01(b)(ii)), other than any cash dividend on the Class A Common Stock to the extent that, with respect to each Tranche, the aggregate cash dividend per share of the Class A Common Stock for the relevant period does not exceed the greater of (x) the Ordinary Dividend for such Tranche for that period and (y) if any, the most recent cash dividend on the Class A Common Stock that was an Ordinary Dividend for such Tranche for an earlier corresponding period (“Ordinary Dividend” means, with respect to each Tranche, a cash dividend that does not exceed the Ordinary Dividend Amount for such Tranche, on an annualized basis; “relevant period” means the fiscal period (e.g., quarter or six- month period) for which the Issuer ordinarily declares a regular cash dividend; and “earlier corresponding period” means a prior relevant period (whether or not the next preceding relevant period));

(iv)        a call by the Issuer in respect of shares of Class A Common Stock that are not fully paid;

(v)        a repurchase by the Issuer of shares of Class A Common Stock, whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise but excluding any repurchase by the Issuer of shares of Class A Common Stock pursuant to an announced stock buy back program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended;

(vi)        the happening of a contingency that causes rights attached to shares of Class A Common Stock to become exercisable in the hands of less than all existing holders of Class A Common Stock; or

(vii)       any other similar event that may have a diluting or concentrative effect on the theoretical value of the Class A Common Stock.

(c)       Notwithstanding the provisions of Section 6.01(a) and Section 6.01(b), the provisions of this Section 6.01(c) shall govern in the event of a distribution (a “Spinoff”) of shares of common stock (the “Spinoff Stock”) of a subsidiary of the Issuer (the “Spinoff Issuer”) to holders of shares of Class A Common Stock. If the Spinoff Issuer is, or as a result of the Spinoff becomes, a Publicly-Traded Entity, the Calculation Agent shall, with respect to each Tranche, modify the terms of such Tranche of this Agreement in order to make it relate to a basket of the original Class A Common Stock (the “Original Stock”) and the Spinoff Stock and shall make adjustments on account of such Spinoff to the Base Amount, the Settlement Ratio, the Upside Limit, the Hedged Value, any Closing Price and any other variable relevant to the exercise, settlement or payment terms of such Tranche of this Agreement to give effect to such modification, as well as, based on the characteristics (including, without limitation, the volatility, the dividend practice and policy and liquidity) of the Original Stock and the Spinoff Stock, viewed as a basket. If a Spinoff is effected with respect to more than one Spinoff Stock at one time, the Calculation Agent shall, with respect to each Tranche, follow the foregoing procedure with appropriate modifications and adjustments to accommodate additional Spinoff Stocks. If any Spinoff Issuer is not, or as a result of the Spinoff does not become, a Publicly- Traded Entity, Buyer shall have the right upon becoming aware that such a Spinoff has been announced (i) to notify Seller of such Spinoff and to terminate this Agreement as of a date specified by Buyer, following which Seller shall make a payment to Buyer as provided in Section 6.04, or (ii) to treat such Spinoff as a Potential Adjustment Event in accordance with Section 6.01(a).

Section 6.02. Merger Events. (a) Buyer shall have the right, at its option, upon becoming aware of the occurrence of any Share- for-Share Merger Event or Share- for-Combined Merger Event, to notify Seller that

(i) effective as of the Merger Date, with respect to each Tranche, the number of New Shares to which a holder of a number of shares of Class A Common Stock equal to the Base Amount for such Tranche would be entitled upon consummation of such Merger Event will be deemed the “Base Amount” for such Tranche, the New Shares and their issuer will be deemed the “Class A Common Stock” and the “Issuer”, respectively, and the Calculation Agent will make appropriate adjustments, if any, on account of such Merger Event to any one or more of the adjustments, if any, on account of such Share- for-Share Merger Event to any one or more of the Base Amount for each Tranche, the Settlement Ratio for each Tranche, the Upside Limit for each Tranche, the

Hedged Value for each Tranche, any Closing Price and any other variable relevant to the exercise, settlement or payment terms of each Tranche (and in the case of a Share- for-Combined Merger Event, including, without limitation, the volatility, the dividend practice and the policy and liquidity) of the Original Stock; and

(ii) if the consideration for the Class A Common Stock in such Merger Event consists in part of any cash, securities or other assets other than New Shares (“Other Consideration”), Seller shall pay to Buyer upon consummation of such Merger Event, with respect to each Tranche, an amount in cash, by wire transfer of immediately available funds to an account designated by Buyer, equal to the product of (A) the Termination Amount for such Tranche and (B) the percentage of the value of the consideration received by holders of Class A Common Stock represented by the Other Consideration, as determined by the Calculation Agent.

(b)        Buyer shall have the right, upon becoming aware of the occurrence of any Merger Event (as defined below) to notify Seller of such event and terminate one or more of the remaining Tranches, following which Seller shall make a payment to Buyer as provided in Section 6.04.

(c)        “Merger Event” means, in respect of shares of Class A Common Stock, any (A) reclassification or change of shares of Class A Common Stock that results in a transfer of or an irrevocable commitment to transfer more than 30% of the outstanding shares of Class A Common Stock, (B) consolidation, amalgamation or merger of the Issuer with or into another entity (other than a consolidation, amalgamation or merger in which the Issuer is the continuing entity and which does not result in any such reclassification or change of more than 30% of the outstanding shares of Class A Common Stock), or (C) other takeover offer for shares of Class A Common Stock that results in a transfer of or an irrevocable commitment to transfer more than 30% of the shares of Class A Common Stock (other than the shares of Class A Common Stock owned or controlled by the offeror), in each case if the Merger Date is on or before the Settlement Date for the last Tranche hereunder. “Merger Date” means, in respect of a Merger Event, the date upon which holders of the necessary number of shares of Class A Common Stock (other than, in the case of a takeover offer, shares of Class A Common Stock owned or controlled by the offeror) have agreed or have irrevocably become obligated to transfer their shares of Class A Common Stock. In respect of each Merger Event, the following terms have the meanings given below:

(i)         “New Shares” means shares of common stock (whether of the offeror or a third party) issued by a Publicly-Traded Entity received in connection with a Merger Event;

(ii)         “Share-for-Share Merger Event” means a Merger Event in which the consideration for the Original Stock consists (or, at the option of the holder of such Class A Common Stock, may consist) solely of New Shares; and

(iii)        “Share-for-Combined Merger Event” means a Merger Event in which the consideration for the Original Stock consists of New Shares in combination with Other Consideration.

Section 6.03. Nationalization and Insolvency. If, prior to the Settlement Date for the last Tranche hereunder, all the shares of Class A Common Stock or all or substantially all the assets of the Issuer are nationalized, expropriated or are otherwise required to be transferred to any governmental agency, authority or entity (a “Nationalization”); or by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or any analogous proceeding affecting the Issuer, (a) all the shares of the Class A Common Stock or Class B Common Stock are required to be transferred to a trustee, liquidator or other similar official or (b) holders of the shares of Class A Common Stock or Class B Common Stock become legally prohibited from transferring them (an “Insolvency”), then, in any such event, Buyer shall have the right, upon becoming aware of the occurrence of a Nationalization or Insolvency, as the case may be, to notify Seller of such event and terminate each remaining Tranche as of the date set forth in such notice, following which Seller shall make payment to Buyer as provided in Section 6.04.

Section 6.04. Termination and Payment. Following termination of any Tranche as a result of any Spinoff, Merger Event, Nationalization or Insolvency, Seller shall pay to Buyer an amount in cash (the “Termination Amount”) equal to the Acceleration Value for such Tranche (calculated, for purposes of this Section 6.04, as if the Termination Date for such Tranche were the Acceleration Date for such Tranche, and on the basis of, in addition to the factors indicated in Section 7.01, a value ascribed to the Class A Common Stock equal to the value of the consideration, if any, paid in respect of the Class A Common Stock at the time of the Merger Event, Nationalization or Insolvency, as the case may be) in settlement of such Tranche. As promptly as reasonably practicable after calculation of the Acceleration Value for such Tranche, Buyer shall deliver to Seller a notice (the “Termination Amount Notice ” for such Tranche) specifying the Termination Amount for such Tranche. Not later than three Business Days following delivery of a Termination Amount Notice for such Tranche by Buyer, Seller shall make a cash payment, by wire transfer of immediately available funds to an account designated by Buyer, to Buyer in an amount equal to the Termination Amount for such Tranche. “Termination Date” means (i) in respect of a Spinoff, a date designated as such by Buyer, (ii) in respect of a Merger Event, the Merger Date, (iii) in respect of a Nationalization, the date of the first public announcement of a firm intention to nationalize and (iv) in respect of an Insolvency, the earlier of the date the shares of Class A Common Stock are required to be transferred to a trustee, liquidator or other similar official and the date the holders of shares of Class A Common Stock become legally prohibited from transferring the shares of Class A Common Stock that, in the case of a Nationalization or an Insolvency (whether or not amended or on the terms originally announced), leads to the Nationalization or the Insolvency, as the case may be, in each case as determined by Buyer.

ARTICLE VII

ACCELERATION

Section 7.01. Acceleration. If one or more of the following events (each an “Event of Default”) shall occur:

(a)       any legal proceeding shall have been instituted or any other event shall have occurred or condition shall exist that in Buyer’s judgment could have a material adverse effect on the financial condition of Seller (unless the only event that could have such an effect is a diminution in the market value of the Common Stock) or on Seller’s ability to perform Seller’s obligations hereunder, or that calls into question the validity or binding effect of any agreement of Seller hereunder or under the Pledge Agreement (which shall include, without limitation, any repudiation by Seller of this Agreement or the Pledge Agreement);

(b)       Seller or the Issuer is adjudicated insolvent or bankrupt, Seller or the Issuer makes an assignment for the benefit of creditors or commences an Insolvency Proceeding with respect to itself or any of its debts or assets in any jurisdiction and under any applicable law, whether now or hereafter in effect, or Seller or the Issuer becomes insolvent or admits in writing its inability generally to pay its debts as they become due;

(c)       the commencement of any Insolvency Proceeding with respect to Seller or the Issuer (i) by a governmental, regulatory or supervisory authority, self-regulatory organization, government-sponsored corporation or similar entity having primary jurisdiction over it or its assets, or over Insolvency Proceedings in respect of it or its assets, in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office; or (ii) by any other Person if such Insolvency Proceeding (A) is consented to or not timely contested by the party against whom it was commenced, (B) results in the entry of a judgment of insolvency or bankruptcy or the entry of an order for winding- up, liquidation, reorganization, composition, rehabilitation, administration or other similar relief or the appointment of a conservator, trustee, receiver, liquidator, administrator, custodian or similar official, or (C) is not dismissed within five Business Days;

(d)       at any time, any representation made or repeated or deemed to have been made or repeated by Seller under this Agreement or the Pledge Agreement or any certificate delivered pursuant hereto or thereto would be incorrect or misleading in any material respect if made or repeated as of such time;

(e)       Seller fails to fulfill or discharge when due any of Seller’s obligations, covenants or agreements under or relating to this Agreement or the Pledge Agreement, including Seller’s obligations to deliver shares of Class A Common Stock or cash on the Settlement Date for any Tranche;

(f)        due to the adoption of, or any change in, any applicable law after the date hereof, or due to the promulgation of, or any change in, the interpretation by any court,

tribunal or regulatory authority with competent jurisdiction of any applicable law after the date hereof, it becomes unlawful for Seller to perform any absolute or contingent obligation to make payment or delivery hereunder or to comply with any other material provision of this Agreement or the Pledge Agreement;

(g)       Seller to make any payment in respect of any debt or other obligation having a principal amount or other amount payable of $500,000 or more in the aggregate, in each case when due or within any applicable grace period, or any event or condition shall occur which results in the acceleration of the maturity of any such debt or such other obligation, as the case may be, or enables (or, with the giving of notice or lapse of time or both, would enable) the holder of any such debt, as the case may be, or any Person acting on such holder’s behalf to accelerate the maturity or other due date for the payment thereof;

(h)       one or more final judgments or orders for the payment of money in excess of $500,000 in the aggregate shall be rendered against Seller and such final judgments or orders shall continue unsatisfied and unstayed for a period of 30 days;

(i)	Seller shall have been dissolved, wound-up, liquidated or terminated; or

(j)        a Collateral Event of Default within the meaning of the Pledge Agreement shall occur;

then, upon notice to Seller from Buyer at any time following an Event of Default , an “Acceleration Date ” shall occur with respect to each Tranche, and Seller shall become obligated to deliver to an affiliate of Buyer designated by Buyer immediately upon receipt of the Acceleration Amount Notice for all remaining Tranches, a number of shares of Free Stock equal to the Acceleration Amount for each such Tranche; provided that if the Collateral Agent proceeds to realize upon any collateral pledged under the Pledge Agreement and to apply the proceeds of such realization with respect to any such Tranche as provided in paragraph second of Section 8(d) thereof, then, to the extent of such application of proceeds, Seller’s obligation to deliver Free Stock for such Tranche pursuant to this paragraph shall be deemed to be an obligation to deliver an amount of cash equal to the aggregate market value per share of such Free Stock on the Acceleration Date for such Tranche. The “Acceleration Amount ” means, with respect to any Tranche, the quotient obtained by dividing: (i) the Acceleration Value for such Tranche, as defined below, by (ii) the market value per share of the Class A Common Stock on the Acceleration Date for such Tranche.

The “Acceleration Value ” means, with respect to any Tranche, means an amount determined by the Calculation Agent to be the amount of the costs (expressed as a positive number) or gains (expressed as a negative number) of Buyer that would be incurred or realized to replace, or to provide the economic equivalent of the remaining payments, deliveries or option rights in respect of, the transactions contemplated by this Agreement as of the Acceleration Date; provided that the amount of such costs or gains solely attributable to Seller’s remaining payments and deliveries under Article 2 shall in no event exceed the product of the Base Amount and the market value per share of the

Common Stock on the Acceleration Date. The Calculation Agent may determine the Acceleration Value by reference to information either available to it internally or supplied by one or more third parties including, without limitation, quotations (either firm or indicative) of relevant rates, prices, yields, yield curves, volatilities, spreads or other relevant market data in the relevant markets. If information is obtained from internal sources, it should be the same type of information as used by the Calculation Agent for the valuation of similar transactions for purposes of its own books and records. The Calculation Agent may use such information to determine the Acceleration Value either directly or through application to such information of pricing or other valuation models that are used by the Calculation Agent in pricing or valuing similar transactions at the time of the determination of such Acceleration Value. Third parties supplying such information may include, without limitation, dealers in the relevant markets, end-users of the relevant products, information vendors and other sources of market information that are used by the Calculation Agent in pricing or valuing similar transactions at the time of the determination of such Acceleration Value. The Calculation Agent may take into account, or may require third parties supplying such information to take into account, the current creditworthiness and relevant documentation and credit policies of Buyer, the size of the transaction contemplated hereby, market liquidity and other factors relevant under then prevailing circumstances. The Calculation Agent’s determination of the Acceleration Value may reflect one or more of the following, but without duplication: (a) any cost or gain (whether or not incurred or realized) of entering into one or more transactions that would have the effect of preserving for Buyer the economic equivalent of payments, deliveries or option rights in respect of the transactions contemplated by this Agreement that would, but for the occurrence of the Acceleration Date, have been required or exercisable after that date whether the underlying obligation or option right was absolute or contingent; (b) any cost of funding; or (c) any loss or cost incurred (or any gain realized) by Buyer and its affiliates as a result of the terminating, liquidating, obtaining or reestablishing any hedge or related trading position (whether such hedge or related trading position was maintained by Buyer or one of its affiliates or by a counterparty to a transaction entered into by Buyer or one of its affiliates to hedge Buyer’s exposure to this Agreement), whether in one or a group of transactions.

As promptly as reasonably practicable after calculation of the Acceleration Value with respect to any Tranche, the Calculation Agent shall deliver to Seller a notice for such Tranche (the “Acceleration Amount Notice”) specifying the Acceleration Amount of shares of Class A Common Stock required to be delivered by Seller with respect to such Tranche.

ARTICLE VIII

MISCELLANEOUS

Section 8.01. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to Buyer shall be directed to JPMorgan Chase Bank, National Association, 277 Park Avenue, 11th Floor, New York, New York 10172, Attention: Equity Derivative Group - Private Banking Group/Adam Green,

Telephone No. 212-622-5248, Telecopy No. 212-622-0076, with a copy to JPMorgan Chase Bank, National Association, 345 Park Avenue, 4th Floor, New York, New York 10154, Attention: Credit - Steven Sonnick, Telephone No. 212-464-2993, Telecopy No. 212-464-0906, with a copy to JPMorgan Chase Bank, National Association, 277 Park Avenue, 11th Floor, New York, New York 10172, Attention: Equity Derivative Group - Documentation/Walter Rodstrom, Telephone No. 212-622-5713, Telecopy No. 212-622-0154; notices to Seller shall be directed to Seller at TLP Investment, L.P., c/o Erwin and Company, P.A., 6311 Ranch Drive, Little Rock, AR 72223, Telecopy No. 501-868-7750, Attention: Harry C. Erwin, III.

Section 8.02. Governing Law; Severability; Submission to Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine).

(b)       To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

(c)       Seller and Buyer hereby irrevocably and unconditionally submit to the non-exclusive jurisdiction of the Federal and state courts located in the Borough of Manhattan in the City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(d)       Seller and Buyer hereby irrevocably and unconditionally waive any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

(e)       Service of Process. Seller irrevocably appoints CT Corporation System as process agent to receive for Seller and on Seller’s behalf, service of process in any action, suit or other proceeding arising out of this Agreement or any transaction contemplated hereby. If for any reason CT Corporation System is unable to act as such, Seller will promptly notify Buyer and within 30 days appoint a substitute process agent acceptable to Buyer. The parties irrevocably consent to service of process given in the manner provided for notices in Section 8.01. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

Section 8.03. Set-off. The parties hereto acknowledge and agree that each of them may elect to set-off any or all of its obligations to the other party under any agreement to which the parties hereto are parties against any or all of its rights to obtain performance from such other party under any other agreement to which such parties are party.

Section 8.04. Entire Agreement. Except as expressly set forth herein, this Agreement constitutes the entire agreement and understanding among the parties with respect to its subject matter and supersedes all oral communications and prior writings with respect thereto.

Section 8.05. Amendments, Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 8.06. Assignment by Buyer; No Third Party Rights, Successors and Assigns. Neither Buyer nor Seller may assign its rights or delegate its obligations under this Agreement or any Tranche hereunder, except with the prior written consent of the other party hereto, and any purported assignment or delegation without such prior written consent shall be void and of no effect; provided that, notwithstanding any other provision of this Agreement or the Pledge Agreement to the contrary requiring Buyer to purchase, sell, receive or deliver any shares of Class A Common Stock or other securities to or from Seller, Buyer may designate any of its affiliates to purchase, sell, receive or deliver such shares or other securities or otherwise to perform Buyer’s obligations in respect of the transactions contemplated hereunder and under the Pledge Agreement and any such designee may assume such obligations, and Buyer shall be discharged of its obligations to Seller to the extent of any such performance and Buyer may otherwise, from time to time, without Seller’s consent, assign any or all of its rights and delegate any or all of its obligations hereunder to any of its affiliates. This Agreement is not intended and shall not be construed to create any rights in any Person other than Seller, Buyer, an affiliate of Buyer designated hereunder and their respective successors and assigns and no other Person shall assert any rights as third party beneficiary hereunder. Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Seller and Buyer shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Buyer and its successors and assigns.

Section 8.07. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 8.08. Non-confidentiality. Seller and Buyer hereby acknowledge and agree that Buyer has authorized Seller to disclose this Agreement (and any materials of any kind provided to Seller in connection herewith) to any and all Persons without limitation of any kind, and there are no express or implied agreements, arrangements or understandings to the contrary, and Buyer hereby waives any and all claims or any proprietary rights with respect to this Agreement, and authorizes Seller to use any information which Seller receives or has received with respect to this Agreement.

Section 8.09. Overdue Amounts. Any amounts not paid when due hereunder shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to 2% plus the rate announced from time to time by JPMorgan Chase Bank, National Association as its prime rate.

Section 8.10. Matters Related to Agent. Each party agrees and acknowledges that (i) the Agent acts solely as agent on a disclosed basis with respect to the transactions contemplated hereunder, and (ii) the Agent has no obligation, by guaranty, endorsement or otherwise, with respect to the obligations of either Seller or Buyer hereunder, either with respect to the delivery of cash or shares of Class A Common Stock, either at the beginning or the end of the transactions contemplated hereby. In this regard, each of Seller and Buyer acknowledges and agrees to look solely to the other for performance with respect to each Tranche hereunder, and not to the Agent.

Section 8.11. Calculation Agent. The determinations and calculations of the Calculation Agent shall be made in good faith and in a commercially reasonable manner, and shall be binding in the absence of manifest error.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.

SELLER:

TLP INVESTMENT, L.P.

By: TLPCRT, LLC, its general partner

By: /S/ HARRY C. ERWIN, III
Name:	Harry C. Erwin, III
Title:	Manager

BUYER:

JPMORGAN CHASE BANK,

NATIONAL ASSOCIATION,

by J.P. MORGAN SECURITIES INC., as its Agent

By: /S/ KIRT RASMUSSEN

Name: Kirt Rasmussen

Title:	Senior Vice President

EXHIBIT A

FORM OF PRE-PRICING ACKNOWLEDGMENT — TRANCHE No.[___]

[_________], 2004

This Pre-pricing Acknowledgment is a Pre-pricing Acknowledgment within the meaning of Section 2.02(b) of the Stock Purchase Agreement dated as of November 16, 2004 (the “Stock Purchase Agreement”) between TLP Investment, L.P. (“Seller”) and JPMorgan Chase Bank, National Association (“Buyer”), by J.P. Morgan Securities Inc., as its agent. This Pre-pricing Acknowledgment relates to Tranche No. [__]. Capitalized terms used herein have the meanings set forth in the Stock Purchase Agreement. Upon the terms and subject to the conditions of the Stock Purchase Agreement, the parties hereto hereby acknowledge and agree as follows with respect to Tranche No. [___]:

(i)	Designation of Tranche : Tranche No. [___].
(ii)	Advance Rate: [___]%.
(iii)	Averaging Number: [___].
(iv)	Downside Rate: [___________]%.
(v)	Hedging Commencement Date: [___________]
(vi)	Hedging Fee: $[___________].
(vii)	Maximum Base Amount: [____________] shares.
(viii)	Upside Rate: [___]%.

This Pre-pricing Acknowledgment shall be governed by the laws of New York and may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have signed this Pre-pricing Acknowledgment as of the date and year first above written.

SELLER:

TLP INVESTMENT, L.P.

By: TLPCRT, LLC, its general partner

By:

Name:
Title:

BUYER:

JPMORGAN CHASE BANK,

NATIONAL ASSOCIATION, by J.P.

MORGAN SECURITIES INC., as its Agent

By:

Name:
Title:

EXHIBIT B

[FORM OF PRICING SCHEDULE — TRANCHE No. [___]]

JPMorgan Chase Bank, National Association

277 Park Avenue, 11th Floor

New York, New York 10172

[________], 2004

TLP Investment, L.P.

c/o Erwin and Company, P.A.

6311 Ranch Drive

Little Rock, AR 72223

Ladies and Gentlemen:

This Pricing Schedule is a Pricing Schedule within the meaning of Section 2.02(c) of the Stock Purchase Agreement dated as of November 16, 2004 (the “Stock Purchase Agreement”) between TLP Investment, L.P. (“Seller”) and JPMorgan Chase Bank, National Association (“Buyer”), by J.P. Morgan Securities Inc., as its agent. Capitalized terms used herein have the meanings set forth in the Stock Purchase Agreement.

This Pricing Schedule relates to Tranche No. [__]. Upon the terms and subject to the conditions of the Stock Purchase Agreement, the Terms of Tranche with respect to Tranche No. [___] shall be as follows:

1.	Designation of Tranche : Tranche No. [___].

2.	Purchase Price: [___________].

3.	Payment Date: [___________].

4.	Initial Share Price : [____________].

5.	Initial Short Position: [_______________]

6.	Hedged Value : [__________].

7.	Upside Limit: [__________].

8.	Base Amount: [____________].

9.	The Last Day of Hedging Period: [________].

Very truly yours,

JPMORGAN CHASE BANK,

NATIONAL ASSOCIATION., as its

Agent

By:

Name:
Title:

Acknowledged and Confirmed

TLP INVESTMENT, L.P.

By: TLPCRT, LLC, its general partner

By:
Name:
Title:

B-1

EXHIBIT E

PLEDGE AGREEMENT

dated as

of November 16, 2004

among TLP INVESTMENT, L.P.,

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,

as Secured Party

and

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION,

as Collateral Agent

B-2

TABLE OF CONTENTS

PAGE

Section 1.	The Security Interests.................................................................................. 1

Section 2.         Definitions ............................................................................................. 3 Section 3. Representations and Warranties of Pledgor ......................................... 5 Section 4.            Representations, Warranties and Agreements of the Collateral

Agent ............................................................................................................ 7 Section 5. Certain Covenants of Pledgor .............................................................. 7 Section 6.   Administration of the Collateral and Valuation of the Securities............... 9

Section 7.         Income and Voting Rights in Collateral ............................................. 11 Section 8. Remedies upon Events of Default ....................................................... 12 Section 9. The Collateral Agent ........................................................................... 16 Section 10.        Miscellaneous.................................................................................... 17 Section 11. Set-off ................................................................................................ 18 Section 12. Termination of Pledge Agreement .................................................... 18 Section 13.        Assignment ............................................................................................... 18

Exhibit A	Form of Certificate for Additional Collateral
Exhibit B	List of Locations

PLEDGE AGREEMENT

THIS AGREEMENT is made as of this 16th day of November, 2004, among TLP INVESTMENT, L.P., a Delaware limited partnership (“Pledgor”), JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, as collateral agent (the “Collateral Agent”) hereunder for the benefit of JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (“Secured Party”) and Secured Party.

WHEREAS, Pledgor owns shares of Class B common stock, par value $0.10 per share, or security entitlements in respect thereof (“Class B Common Stock”), of Tyson Foods, Inc., a Delaware corporation (the “Issuer”);

WHEREAS, shares of Class B Common Stock are convertible into shares of Class A common stock, par value $0.10 per share, or security entitlements in respect thereof (“Class A Common Stock”), of the Issuer;

WHEREAS, pursuant to the Stock Purchase Agreement (as amended from time to time, the “Stock Purchase Agreement”) dated as of the date hereof between Pledgor and Secured Party, by J.P. Morgan Securities Inc., as its agent, Pledgor has agreed to sell and Secured Party has agreed to purchase, in one or more transactions executed in tranches (each, a “Tranche”), up to the Maximum Number (as defined in the Stock Purchase Agreement) of shares of Class A Common Stock, subject to the terms and conditions of the Stock Purchase Agreement; and

WHEREAS, it is a condition to the obligations of Secured Party under the Stock Purchase Agreement that Pledgor, the Collateral Agent and Secured Party enter into this Agreement and that Pledgor grant the pledge provided for herein;

NOW, THEREFORE, in consideration of their mutual covenants contained herein and to secure the performance by Pledgor of Pledgor’s obligations under the Stock Purchase Agreement and the observance and performance of the covenants and agreements contained herein and in the Stock Purchase Agreement, the parties hereto, intending to be legally bound, hereby mutually covenant and agree as follows:

Section 1. The Security Interests. In order to secure the full and punctual observance and performance of the covenants and agreements contained herein and in the Stock Purchase Agreement:

(a)       Pledgor hereby assigns, pledges and grants to the Collateral Agent, as agent of and for the benefit of Secured Party, security interests in and to, and a lien upon and right of set-off against, and transfers to the Collateral Agent, as agent of and for the benefit of Secured Party, as and by way of a security interest having priority over all other security interests, with power of sale, all of Pledgor’s right, title and interest in and to (i) the Pledged Items described in Section 1(b) and 1(c); (ii) all additions to and substitutions for such Pledged Items (including, without limitation, any securities, instruments or other property delivered or pledged pursuant to Section 5(a) or 6(b)) (such additions and substitutions, the “Additions and Substitutions”); (iii) all income, proceeds and collections received or to be received, or derived or to be derived, now or at any time hereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Pledgor, with respect to Pledgor) from or in connection with the Pledged Items or the Additions and Substitutions (including, without limitation, (A) any shares of capital stock issued by the Issuer in respect of any Common Stock constituting Collateral or any cash, securities or other property distributed in respect of or exchanged for any Common Stock constituting Collateral, or into which any such Common Stock is converted, in connection with any Merger Event, and any security entitlements in respect of any of the foregoing, (B) any obligation of the Collateral Agent to replace any rehypothecated Collateral and (C) any amounts paid or assets delivered to Pledgor by the Collateral Agent in respect of dividends paid or distributions made on shares of Common Stock constituting Collateral that have been rehypothecated); (iv) all securities and other financial assets (each as defined in Section 8-102 of the UCC) and other funds, property or assets from time to time held or credited as Collateral hereunder; and (v) all powers and rights now owned or hereafter acquired under or with respect to the Pledged Items or the Additions and the Substitutions (such Pledged Items, such Additions and Substitutions, proceeds, collections, powers, rights and assets held therein or credited thereto being herein collectively called the “Collateral”). The Collateral Agent shall have all of the rights, remedies and recourses with respect to the Collateral afforded a secured party by the UCC, in addition to, and not in limitation of, the other rights, remedies and recourses afforded to the Collateral Agent by this Agreement.

(b)       On or prior to the Effective Date, Pledgor shall deliver to the Collateral Agent in pledge hereunder Eligible Collateral consisting of the Maximum Number of shares of Class B Common Stock (the “Initial Pledged Shares”), in the manner provided in Section 6(c).

(c)       In the event that the Issuer at any time issues to Pledgor in respect of any Common Stock constituting Collateral hereunder or comprising financial assets underlying security entitlements constituting Collateral hereunder, any additional or substitute shares of capital stock of any class or any cash, securities or other property distributed in respect of or exchanged for any Collateral, or into which any such Collateral is converted, whether in connection with any Merger Event or otherwise (or any security entitlements in respect of the foregoing), Pledgor shall immediately pledge and deliver to the Collateral Agent in accordance with Section 6(c) all such shares, cash, securities, other property and security entitlements in respect thereof as additional Collateral hereunder.

(d)       The Security Interests are granted as security only and shall not subject the Collateral Agent and Secured Party to, or transfer or in any way affect or modify, any obligation or liability of Pledgor or the Issuer with respect to any of the Collateral or any transaction in connection therewith.

(e)       The parties hereto expressly agree that all rights, assets and property at any time held or credited as Collateral hereunder shall be treated as financial assets (as defined in Section 8-102 of the UCC).

(f)        On or promptly after the Hedging Termination Date, the Collateral Agent shall release to Pledgor the excess (if any) of (x) the Initial Pledged Shares held by Collateral Agent as Collateral hereunder, over (y) the sum of the Base Amounts for all Tranches that have been established pursuant to the Stock Purchase Agreement.

Section 2. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement. As used herein, the following words and phrases shall have the following meanings:

“Additions and Substitutions ” has the meaning provided in Section 1(a).

“Authorized Officer” of Pledgor means any general partner (or any officer thereof) as to whom Pledgor shall have delivered notice to the Collateral Agent that such general partner (or such officer) is authorized to act hereunder on behalf of Pledgor.

“Class A Free Stock” means Class A Common Stock that is not subject to any Transfer Restrictions (other than any Transfer Restrictions arising solely from the fact that Seller is an “affiliate” within the meaning of Rule 144 under the Securities Act of the Issuer) in the hands of Pledgor immediately prior to delivery to an affiliate of Secured Party designated by Secured Party under the Stock Purchase Agreement and such Class A Common Stock would not be subject to any Transfer Restrictions in the hands of such affiliate of Secured Party upon delivery to such affiliate of Secured Party.

“Class B Free Stock” means Class B Common Stock that is not subject to any Transfer Restrictions (other than any Transfer Restrictions arising solely from the fact that Seller is an “affiliate” within the meaning of Rule 144 under the Securities Act of the Issuer) in the hands of Pledgor immediately prior to delivery to an affiliate of Secured Party designated by Secured Party under the Stock Purchase Agreement and such Class B Common Stock would not be subject to any Transfer Restrictions in the hands of such affiliate of Secured Party upon delivery to such affiliate of Secured Party.

“Collateral” has the meaning provided in Section 1(a).

“Collateral Agent ” means the financial institution identified as such in the preliminary paragraph hereof, or any successor appointed in accordance with Section 9.

“Collateral Event of Default” means, at any time, the occurrence of either of the following: (A) failure of the Collateral to include, as Eligible Collateral, at least Maximum Deliverable Number of shares of Common Stock or (B) failure at any time of the Security Interests to constitute valid and perfected security interests in all of the Collateral, subject to no prior or equal Lien, and, with respect to any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), as to which Secured Party has Control, or, in each case, assertion of such by Pledgor in writing.

“Common Stock” means Class A Common Stock or Class B Common Stock.

“Control” means “control” as defined in Section 8-106 and Section 9-106 of the UCC.

“Control Agreement” means a securities account control agreement or other similar agreement executed by a securities intermediary, including without limitation any master securities control agreement among the Collateral Agent and any of its affiliates, as amended from time to time, pursuant to which such securities intermediary agrees to comply with entitlement orders originated by the Collateral Agent with respect to the Collateral without further consent by Pledgor.

“Default Settlement Date” has the meaning provided in Section 8(a).

“Dividend Proceeds ” has the meaning provided in Section 7(a).

“Eligible Collateral” means Common Stock, provided that Pledgor has good and marketable title thereto, free of all Liens (other than the Security Interests) and Transfer Restrictions (other than Existing Transfer Restrictions, but with no legends thereon referring to any Transfer Restrictions) and that the Collateral Agent has a valid, first priority perfected security interest therein, a first lien thereon and Control with respect thereto, and provided further that to the extent the number of shares of Common Stock pledged hereunder exceeds at any time the Deliverable Number thereof, such excess shares shall not be Eligible Collateral.

“Event of Default” means any condition or event which constitutes an Event of Default as defined in the Stock Purchase Agreement, or which with the giving of notice or the lapse of time or both would, unless cured or waived, become an Event of Default as defined in the Stock Purchase Agreement.

“Existing Transfer Restrictions ” means the Transfer Restrictions on the shares of Common Stock pledged hereunder arising solely from the fact that Seller is an “affiliate”, within the meaning of Rule 144 under the Securities Act, of the Issuer.

“Initial Pledged Shares” has the meaning provided in Section 1(b).

“Location” means, with respect to any party, the place such party is “located” within the meaning of Section 9-307 of the Uniform Commercial Code as in effect in each jurisdiction that may be deemed applicable to such party.

“Maximum Deliverable Number” means, on any date, a number of shares of Common Stock equal to sum of the Base Amounts for all Tranches, each of them multiplied successively by each adjustment that shall have been calculated with respect thereto on or prior to such date pursuant to Article 6 of the Stock Purchase Agreement.

“Other Liens” has the meaning provided in Section 4(e).

“Pledged Items ” means, as of any date, any and all securities and instruments delivered by Pledgor to be held by the Collateral Agent under this Agreement as Collateral.

“Security Interests” means the security interests in the Collateral created hereby.

“UCC” means the Uniform Commercial Code as in effect in the State of New York.

Section 3. Representations and Warranties of Pledgor. Pledgor hereby represents and warrants to the Collateral Agent and Secured Party that:

(a) (i) Tyson Limited Partnership, a Delaware limited partnership (“TLP”), was formed on August 9, 1990 and had held the Initial Pledged Shares for a period of at least two years prior to May 6, 2002; (ii) on May 6, 2002, TLP transferred the Initial Pledged Shares to Pledgor for good and valuable consideration; (iii) TLP was on May 6, 2002, has been since May 6, 2002 and currently is the sole limited partner of Pledgor; (iv) TLP was on May 6, 2002, has been since May 6, 2002 and currently is the sole member of TLPCRT, LLC, a Delaware limited liability company (“TLPCRT”); (v) TLPCRT is the sole limited partner of Pledgor; (vi) TLP was on May 6, 2002, has been since May 6, 2002 and currently is the direct and indirect beneficial owner of 100% of the economic interests of Pledgor; (vii) TLP has a holding period (determined in accordance with paragraph (d) of Rule 144 under the Securities Act) with respect to all shares of Common Stock pledged hereunder of at least one year and a day, (viii) Pledgor owns and, at all times prior to the release of the Collateral pursuant to the terms of this Agreement, will own such Collateral free and clear of any Liens (other than the Security Interests) or Transfer Restrictions (other than the Existing Transfer Restrictions) and (ix) Pledgor is not and will not become a party to or otherwise bound by any agreement, other than this Agreement or any Control Agreement referred to in Section 6(c)(iii) among Collateral Agent and its affiliates, that (x) restricts in any manner the rights of any present or future owner of the Collateral with respect thereto or (y) provides any Person other than Pledgor, the Collateral Agent, Secured Party or any securities intermediary through which any Collateral is held (but, in the case of any such securities intermediary, only with respect to Collateral held through it) with Control with respect to any Collateral.

(b)       Other than financing statements or other similar or equivalent documents or instruments with respect to the Security Interests, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of (i) the Collateral or (ii) any other general intangibles of Pledgor is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect a lien, security interest or other encumbrance of any kind on such Collateral or such other general intangibles, as the case may be.

(c)       All Collateral consisting of securities and all financial assets underlying Collateral consisting of security entitlements (each as defined in Section 8-102 of the UCC) at any time pledged hereunder is and will be issued by an issuer organized under the laws of the United States, any State thereof or the District of Columbia and (i) certificated (and the certificate or certificates in respect of such securities or financial assets are and will be located in the United States) and registered in the name of Pledgor or held through a securities intermediary whose jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States or (ii) uncertificated and either registered in the name of Pledgor or held through a securities intermediary whose jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States; provided that this representation shall not be deemed to be breached if, at any time, any such Collateral is issued by an issuer that is not organized under the laws of the United States, any State thereof or the District of Columbia, and the parties hereto agree to procedures or amendments hereto necessary to enable the Collateral Agent to maintain, for the benefit of Secured Party, a valid and continuously perfected security interest in such Collateral, in respect of which Secured Party will have Control, subject to no prior Lien. The parties hereto agree to negotiate in good faith any such procedures or amendments.

(d)       Upon (i) the delivery of certificates evidencing investment property (as defined in Section 9-102(49) of the UCC) consisting of securities to the Collateral Agent in accordance with Section 6(c)(i) or the registration of any such investment property consisting of uncertificated securities in the name of the Collateral Agent or its nominee in accordance with Section 6(c)(ii), the Collateral Agent will have, for the benefit of Secured Party, a valid and, as long as the Collateral Agent retains possession of such certificates or such uncertificated securities remain so registered, perfected security interest therein, in respect of which the Collateral Agent will have Control, subject to no prior Lien, (ii) in the case of securities in respect of which security entitlements are held by the Pledgor through a securities intermediary other than the Collateral Agent, the crediting of any securities or other financial assets underlying any such investment property consisting of security entitlements to a securities account of the Collateral Agent or to a securities account of Pledgor and, if the securities account is an account of Pledgor, the execution by the securities intermediary of a Control Agreement in accordance with Section 6(c)(iii), the Collateral Agent will have, for the benefit of Secured Party, a valid and, so long as such Common Stock continues to be credited to such securities account with the applicable securities intermediary, perfected security interest in a securities entitlement in respect thereof, in respect of which the Collateral Agent will have Control subject to no prior Lien, and (iii) in the case of securities in respect of which security entitlements are held by the Pledgor through the Collateral Agent as Pledgor's securities intermediary, the grant of the security interests hereunder, the Collateral Agent will have, for the benefit of Secured Party, a valid and perfected security interest in a security entitlement in respect thereof, in respect of which the Collateral Agent will have Control subject to no prior Lien.

(e)       No registration, recordation or filing with any governmental body, agency or official is required in connection with the execution and delivery of this Agreement or necessary for the validity or enforceability hereof or for the perfection or enforcement of the Security Interests.

(f)        Pledgor has not performed and will not perform any acts that might prevent the Collateral Agent from enforcing any of the terms of this Agreement or that might limit the Collateral Agent in any such enforcement.

(g)	All possible Locations of the Pledgor are listed on Exhibit B hereto.

Section 4. Representations, Warranties and Agreements of the Collateral Agent. The Collateral Agent represents and warrants to, and agrees with, Pledgor and Secured Party that:

(a)       The Collateral Agent is a banking corporation, duly formed, validly existing and in good standing under the laws of the State of New York, and has all powers and all material governmental licenses, authorizations, consents and approvals required to enter into, and perform its obligations under, this Agreement.

(b)       The execution, delivery and performance by the Collateral Agent of this Agreement have been duly authorized by all necessary action on the part of the Collateral Agent and do not and will not violate, contravene or constitute a default under any provision of applicable law or regulation or of the certificate of formation or by- laws of the Collateral Agent or of any material agreement, judgment, injunction, order, decree or other instrument binding upon the Collateral Agent.

(c)       This Agreement constitutes a valid and binding agreement of the Collateral Agent enforceable against the Collateral Agent in accordance with its terms.

(d)       The Collateral Agent has not and will not enter into any agreement pursuant to which any Person other than Pledgor, the Collateral Agent, Secured Party, or any securities intermediary through which any Collateral is held (but, in the case of any such securities intermediary, only in respect of Collateral held through it) has or will have Control with respect to any Collateral.

(e)       The Collateral Agent hereby agrees that all liens, pledges and other security interests of any kind or nature held by it (other than liens, pledges and security interests arising hereunder) in any of the Collateral securing any obligation to the Collateral Agent (either in such capacity or in any other capacity) (collectively, “Other Liens ”) shall be subordinate and junior to the liens, pledges and security interests in the Collateral arising hereunder and that the Collateral Agent will take no action to enforce any Other Liens so long as any obligation under the Stock Purchase Agreement or hereunder (whether or not then due) should remain unsatisfied.

Section 5. Certain Covenants of Pledgor. Pledgor agrees that, so long as any of Pledgor’s obligations under the Stock Purchase Agreement remain outstanding:

(a)       Pledgor shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in the manner described in Sections 6(b) and 6(c) as necessary to cause such requirement to be met.

(b)       Pledgor shall, at the expense of Pledgor and in such manner and form as Secured Party or the Collateral Agent may require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable in order to (i) create, preserve, perfect, substantiate or validate any security interest granted pursuant hereto, (ii) create or maintain Control with respect to any such security interests in any investment property (as defined in Section 9-102(a)(49) of the UCC) or (iii) enable the Collateral Agent to exercise and enforce its rights and the rights of Secured Party hereunder with respect to such security interest. To the extent permitted by applicable law, Pledgor hereby authorizes the Collateral Agent to execute and file, in the name of Pledgor or otherwise, UCC financing or continuation statements (which may be carbon, photographic, photostatic or other reproductions of this Agreement or of a financing statement relating to this Agreement) that the Collateral Agent in its sole discretion may deem necessary or appropriate to further perfect, or maintain the perfection of, the Security Interests.

(c)       Pledgor shall warrant and defend Pledgor’s title to the Collateral, subject to the rights of the Collateral Agent and Secured Party, against the claims and demands of all Persons. The Collateral Agent and Secured Party (or, as they may agree, one of them) may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

(d)       Pledgor agrees that Pledgor shall not change any of (A) Pledgor’s name, identity or partnership structure in any manner or (B) Pledgor’s Location, unless in any such case (x) Pledgor shall have given the Collateral Agent not less than 30 days’ prior notice thereof and (y) such change shall not cause any of the Security Interests to become unperfected, cause Secured Party to cease to have Control in respect of any of the Security Interests in any Collateral consisting of investment property (as defined in Section 9-102(a)(49) of the UCC) or subject any Collateral to any other Lien.

(e)       Pledgor agrees that Pledgor shall not (i) create or permit to exist any Lien (other than the Security Interests) or any Transfer Restriction (other than the Existing Transfer Restrictions) upon or with respect to the Collateral, (ii) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (iii) enter into or consent to any agreement (other than any Control Agreement referred to in Section 6(c)(iii) among Collateral Agent and its affiliates) pursuant to which any Person other than Pledgor, the Collateral Agent, Secured Party and any securities intermediary through which any of the Collateral is held (but, in the case of any such securities intermediary, only in respect of Collateral held through it) has or will have Control in respect of any Collateral.

Section 6. Administration of the Collateral and Valuation of the Securities. (a) The Collateral Agent shall determine on each Business Day whether a Collateral Event of Default shall have occurred.

(b)       Pledgor may pledge hereunder additional Collateral acceptable to Secured Party at any time. Concurrently with the delivery of any additional Eligible Collateral, Pledgor shall deliver to the Collateral Agent a certificate of an Authorized Officer of Pledgor substantially in the form of Exhibit A hereto and dated the date of such delivery, (i) identifying the additional items of Eligible Collateral being pledged and (ii) certifying that with respect to such items of additional Eligible Collateral the representations and warranties contained in Section 3(a), 3(b), 3(c) and 3(d) are true and correct with respect to such Eligible Collateral on and as of the date thereof. Pledgor hereby covenants and agrees to take all actions required under Section 6(c) and any other actions necessary to create for the benefit of the Collateral Agent a valid, first priority, perfected security interest in, and a first lien upon, such additional Eligible Collateral, as to which the Collateral Agent will have Control.

(c)       Any delivery of any securities or security entitlements (each as defined in Section 8-102 of the UCC) as Collateral to the Collateral Agent by Pledgor shall be effected (i) in the case of Collateral consisting of certificated securities registered in the name of Pledgor, by delivery of certificates representing such securities to the Collateral Agent, accompanied by any required transfer tax stamps, and in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank (including any related documentation required by the transfer agent for such securities in connection with effecting or registering transfer), with signatures appropriately guaranteed, all in form and substance satisfactory to the Collateral Agent, (ii) in the case of Collateral consisting of uncertificated securities registered in the name of Pledgor, by transmission by Pledgor of an instruction to the issuer of such securities instructing such issuer to register such securities in the name of the Collateral Agent or its nominee, accompanied by any required transfer tax stamps, and the issuer’s compliance with such instructions, (iii) in the case of securities in respect of which security entitlements are held by Pledgor through a securities intermediary other than the Collateral Agent, by the crediting of such securities, accompanied by any required transfer tax stamps, to a securities account of the Collateral Agent or Pledgor at such securities intermediary or, at the option of the Collateral Agent, at another securities intermediary satisfactory to the Collateral Agent and, if such securities account is an account of Pledgor, the execution by such securities intermediary of a Control Agreement in form and substance satisfactory to the Collateral Agent and (iv) in the case of securities in respect of which security entitlements are held by Pledgor through the Collateral Agent as Pledgor's securities intermediary (including securities in respect of which securities entitlements are held by Pledgor through an account at the Collateral Agent), by the grant of the Security Interests hereunder. Pledgor hereby consents to, and agrees to be bound by, any Control Agreement referred to in Section 6(c)(iii) above, including without limitation the agreement of any securities intermediary to comply with entitlement orders of the Collateral Agent pursuant thereto. Upon delivery of any such Pledged Item under this Agreement, the Collateral Agent shall examine such Pledged

Item and any certificates delivered pursuant to Section 6(b) or otherwise pursuant to the terms hereof in connection therewith to determine that they comply as to form with the requirements for Eligible Collateral.

(d)       If on any Business Day the Collateral Agent determines that a Collateral Event of Default shall have occurred, the Collateral Agent shall 11 promptly notify Pledgor of such determination by telephone call to an Authorized Officer of Pledgor followed by a written confirmation of such call.

(e)       If on any Business Day the Collateral Agent determines that no Event of Default or failure by Pledgor to meet any of Pledgor’s obligations under Sections 5 or 6 hereof has occurred and is continuing, Pledgor may obtain the release from the Security Interests of any Collateral upon delivery to the Collateral Agent of a written notice from an Authorized Officer of Pledgor indicating the items of Collateral to be released so long as, after such release, no Collateral Event of Default shall have occurred.

(f)        On the Settlement Date for each Tranche, unless (i) Pledgor shall have otherwise effected the deliveries required by Section 2.03(a) of the Stock Purchase Agreement for such Tranche or shall have delivered the Cash Settlement Amount for such Tranche to Secured Party in lieu of shares of Common Stock in accordance with Section 2.04 of the Stock Purchase Agreement on the Settlement Date for such Tranche or (ii) the shares of Common Stock then held by the Collateral Agent hereunder are not Class A Free Stock or Class B Free Stock, the Collateral Agent shall deliver (and Pledgor hereby irrevocably instructs the Collateral Agent to deliver, in complete or partial, as the case may be, satisfaction of Pledgor’s obligations to deliver shares of Common Stock to an affiliate of Secured Party designated by Secured Party on the Settlement Date for such Tranche pursuant to the Stock Purchase Agreement) to an affiliate of Secured Party designated by Secured Party shares of Common Stock that are Class A Free Stock or Class B Free Stock then held by the Collateral Agent hereunder representing the number of shares of Common Stock required to be delivered with respect to such Tranche under the Stock Purchase Agreement on the Settlement Date for such Tranche. Upon any such delivery, such affiliate of Secured Party shall hold such shares of Common Stock absolutely and free from any claim or right whatsoever (including, without limitation, any claim or right of Pledgor).

(g)       The Collateral Agent may at any time or from time to time, in its sole discretion, cause any or all of the Collateral that is registered in the name of Pledgor or Pledgor’s nominee to be transferred of record into the name of the Collateral Agent or Collateral Agent’s nominee. Pledgor shall promptly give to the Collateral Agent copies of any notices or other communications received by Pledgor with respect to Collateral that is registered, or held through a securities intermediary, in the name of Pledgor or Pledgor’s nominee and the Collateral Agent shall promptly give to Pledgor copies of notices and communications received by the Collateral Agent with respect to Collateral that is registered, or held through a securities intermediary, in the name of the Collateral Agent or its nominee; provided, however, that (i) the Collateral Agent shall only be required to deliver such notices or other communications as have actually been received by it in respect of the Collateral and (ii) the Collateral Agent shall only be required to make such deliveries as quickly as reasonably practicable after its receipt of such notices or other communications; provided further that proxies, powers of attorney, consents, ratifications and waivers in respect of any of the Collateral that is registered, or held through a securities intermediary, in the name of the Collateral Agent or its nominee shall be subject to Section 7(c) hereof and shall not be subject to this Section 6(g). Except as specifically set forth herein, the Collateral Agent shall have no further obligation to ascertain, or to notify Pledgor of, the occurrence of any events or actions concerning Collateral that is registered, or held through a securities intermediary, in the name of the Collateral Agent or its nominee and the Collateral Agent shall not be deemed to assume any such further obligation as a result of its establishment of any internal procedures with respect to any securities in its possession.

(h)       Pledgor agrees that Pledgor shall forthwith upon demand pay to the Collateral Agent:

(i)         the amount of any taxes that the Collateral Agent or Secured Party may have been required to pay by reason of the Security Interests or to free any of the Collateral from any Lien thereon, and

(ii)         the amount of any and all out-of-pocket expenses, including the fees and disbursements of counsel and of any other experts, that the Collateral Agent or Secured Party may incur in connection with (A) the enforcement of this Agreement, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the Security Interests, (B) the collection, sale or other disposition of any of the Collateral, (C) the exercise by the Collateral Agent of any of the rights conferred upon it hereunder or (D) any Event of Default.

Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to 2% plus the rate announced from time to time by JPMorgan Chase Bank, National Association as its prime rate.

Section 7. Income and Voting Rights in Collateral. (a) The Collateral Agent shall have the right to receive and retain as Collateral hereunder (i) all proceeds (other than Ordinary Dividends or interest (“Dividend Proceeds ”)) of the Collateral and (ii) upon the occurrence and during the continuance of an Event of Default, all proceeds of the Collateral, including without limitation all Dividend Proceeds, and Pledgor shall take all such action as the Collateral Agent shall deem necessary or appropriate to give effect to such right. All such proceeds including, without limitation, all dividends, Dividend Proceeds and other payments and distributions that are received by Pledgor shall be received in trust for the benefit of the Collateral Agent and Secured Party (but only, in the case of Dividend Proceeds, upon the occurrence and during the continuance of an Event of Default) and, if the Collateral Agent so directs (but only, in the case of Dividend Proceeds, upon the occurrence and during the continuance of an Event of Default), shall be segregated from other funds of Pledgor and shall, forthwith upon demand by the Collateral Agent (but only, in the case of Dividend Proceeds, during the continuance of an Event of Default), be paid over to the Collateral Agent as Collateral in the same form as received (with any necessary endorsement). After all Events of Default have been cured, the Collateral Agent’s right to retain Dividend Proceeds under this Section 7(a) shall cease and the Collateral Agent shall pay over to Pledgor any such Collateral consisting of Dividend Proceeds retained by it during the continuance of any such Event of Default.

(b)        Notwithstanding Section 7(a), upon receipt of any Extraordinary Dividend, the Collateral Agent shall deliver (and Pledgor hereby irrevocably instructs the Collateral Agent to deliver in satisfaction of Pledgor’s obligation to pay or deliver the cash and/or other property distributed in such Extraordinary Dividend to Secured Party pursuant to Section 6.01(a)(B) of the Stock Purchase Agreement) to Secured Party the cash and/or other property distributed in such Extraordinary Dividend.

(c)        Unless an Event of Default shall have occurred and be continuing, Pledgor shall have the right, from time to time, to vote and to give consents, ratifications and waivers with respect to the Collateral (other than any Collateral that has been rehypothecated by the Collateral Agent), and the Collateral Agent shall, upon receiving a written request from Pledgor accompanied by a certificate of an Authorized Officer of Pledgor stating that no Event of Default shall have occurred and be continuing, deliver to Pledgor or as specified in such request such proxies, powers of attorney, consents, ratifications and waivers in respect of any of the Collateral that is registered, or held through a securities intermediary, in the name of the Collateral Agent or its nominee as shall be specified in such request and shall be in form and substance satisfactory to the Collateral Agent; provided, however, that (i) the Collateral Agent shall only be required to deliver such proxies, powers of attorneys, consents, ratifications and waivers as have actually been received by it in respect of the Collateral and (ii) the Collateral Agent shall only be required to make such deliveries as quickly as reasonably practicable after its receipt of the relevant documents and the written request.

(d)        If an Event of Default shall have occurred and be continuing, the Collateral Agent shall have the right, to the extent permitted by law, and Pledgor shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other action with respect to any or all of the Collateral with the same force and effect as if the Collateral Agent were the absolute and sole owner thereof.

Section 8. Remedies upon Events of Default. (a) If any Event of Default shall have occurred and be continuing, the Collateral Agent may exercise on behalf of Secured Party all the rights of a secured party under the Uniform Commercial Code (whether or not in effect in the jurisdiction where such rights are exercised) and, in addition, without being required to give any notice, except as herein provided or as may be required by mandatory provisions of law, shall: (i) deliver all Collateral consisting of shares of Common Stock that are Class A Free Stock or Class B Free Stock (but not in excess of the number thereof deliverable with respect to all Tranches that have been accelerated under the Stock Purchase Agreement at such time) to an affiliate of Secured Party designated by Secured Party on the date of each Acceleration Amount Notice for such Tranches relating to such Event of Default (the “Default Settlement Date”) in satisfaction of Pledgor’s obligations to deliver Free Stock for such Tranches under the Stock Purchase Agreement, whereupon such affiliate shall hold such shares of Common Stock absolutely and free from any claim or right of whatsoever kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that Pledgor has or may have under any law now existing or hereafter adopted; and (ii) if such delivery shall be insufficient to satisfy in full all of the obligations of Pledgor with respect to all Tranches that have been accelerated under the Stock Purchase Agreement or hereunder, sell all of the remaining Collateral, or such lesser portion thereof as may be necessary to generate proceeds sufficient to satisfy in full all of the obligations of Pledgor with respect to all Tranches that have been accelerated under the Stock Purchase Agreement or hereunder, at public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery, and at such price or prices as the Collateral Agent may deem satisfactory. Pledgor covenants and agrees that Pledgor will execute and deliver such documents and take such other action as the Collateral Agent deems necessary or advisable in order that any such sale may be made in compliance with law. Upon any such sale the Collateral Agent shall have the right to deliver, assign and transfer to the buyer thereof the Collateral so sold. Each buyer at any such sale shall hold the Collateral so sold absolutely and free from any claim or right of whatsoever kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that Pledgor has or may have under any law now existing or hereafter adopted. The notice (if any) of such sale required by Section 9-611 of the UCC shall (1) in case of a public sale, state the time and place fixed for such sale, (2) in case of sale at a broker’s board or on a securities exchange, state the board or exchange at which such sale is to be made and the day on which the Collateral, or the portion thereof so being sold, will first be offered for sale at such board or exchange, and (3) in the case of a private sale, state the day after which such sale may be consummated. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Collateral Agent may fix in the notice of such sale. At any such sale the Collateral may be sold in one lot as an entirety or in separate parcels, as the Collateral Agent may determine. The Collateral Agent shall not be obligated to make any such sale pursuant to any such notice. The Collateral Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral on credit or for future delivery, the Collateral so sold may be retained by the Collateral Agent until the selling price is paid by the buyer thereof, but the Collateral Agent shall not incur any liability in case of the failure of such buyer to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may again be sold upon like notice. The Collateral Agent, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the Security Interests and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction.

(b)       Pledgor hereby irrevocably appoints the Collateral Agent Pledgor’s true and lawful attorney, with full power of substitution, in the name of Pledgor, the Collateral Agent or Secured Party or otherwise, for the sole use and benefit of the Collateral Agent and Secured Party, but at the expense of Pledgor, to the extent permitted by law, to exercise, at any time and from time to time while an Event of Default has occurred and is continuing, all or any of the following powers with respect to all or any of the Collateral:

(i) to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof,

(ii) to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto,

(iii) to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if the Collateral Agent were the absolute owner thereof (including, without limitation, the giving of instructions and entitlement orders in respect thereof), and

(iv) to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

provided that the Collateral Agent shall give Pledgor not less than one day’s prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that threatens to decline speedily in value, including, without limitation, equity securities, or is of a type customarily sold on a recognized market. The Collateral Agent and Pledgor agree that such notice constitutes “reasonable authenticated notification” within the meaning of Section 9-611 of the UCC.

(c)        Upon any delivery or sale of all or any part of any Collateral made either under the power of delivery or sale given hereunder or under judgment or decree in any judicial proceedings for foreclosure or otherwise for the enforcement of this Agreement, the Collateral Agent is hereby irrevocably appointed the true and lawful attorney of Pledgor, in the name and stead of Pledgor, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus delivered or sold. For that purpose the Collateral Agent may execute all such documents, instruments, instructions and entitlement orders. This power of attorney shall be deemed coupled with an interest, and Pledgor hereby ratifies and confirms that which Pledgor’s attorney acting under such power, or such attorney’s successors or agents, shall lawfully do by virtue of this Agreement. If so requested by the Collateral Agent, by Secured Party or by any buyer of the Collateral or a portion thereof, Pledgor shall further ratify and confirm any such delivery or sale by executing and delivering to the Collateral Agent, to Secured Party or to such buyer or buyers at the expense of Pledgor all proper deeds, bills of sale, instruments of assignment, conveyance or transfer, releases, instructions and entitlement orders as may be designated in any such request.

(d)        In the case of an Event of Default, the Collateral Agent may proceed to realize upon the security interest in the Collateral against any one or more of the types of Collateral, at any time, as the Collateral Agent shall determine in its sole discretion subject to the foregoing provisions of this Section 8. The proceeds of any sale of, or other realization upon, or other receipt from, any of the Collateral shall be applied by the Collateral Agent in the following order of priorities:

first, to the payment to the Collateral Agent of the expenses of such sale or other realization, including reasonable compensation to the Collateral Agent and its agents and counsel, and all expenses, liabilities and advances incurred or made by the Collateral Agent in connection therewith, including brokerage fees in connection with the sale by the Collateral Agent of any Collateral;

second, to the payment to Secured Party of an amount equal to sum of the market values of the number of shares of Common Stock on the respective Acceleration Date for each Tranche that has been accelerated under the Stock Purchase Agreement equal, in the case of each such Tranche, to (i) the number of shares of Common Stock required to be delivered on the Default Settlement Date for such Tranche under Section 7.01 of the Stock Purchase Agreement without giving effect to the proviso in such Section 7.01 minus (ii) the number of shares of Common Stock delivered on the Default Settlement Date for such Tranche by the Collateral Agent to Secured Party as described in Section 8(a); and

finally, if all of the obligations of Pledgor hereunder and for each Tranche under the Stock Purchase Agreement have been fully discharged or sufficient funds have been set aside by the Collateral Agent at the request of Pledgor for the discharge thereof, any remaining proceeds shall be released to Pledgor.

(e)        Pledgor recognizes that Secured Party may not choose to effect a public sale of all or a part of the Collateral by reason of certain prohibitions contained (x) in the Securities Act of 1933, as amended, as now or hereafter in effect, or (y) in applicable Blue Sky or other state securities laws, as now or hereafter in effect, and may resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such Collateral for their own account, for investment and not with a view to the distribution or resale thereof. Pledgor agrees that private sales so made may be at prices and other terms less favorable to the seller than if such Collateral were sold at public sales, and that Secured Party has no obligation to delay sale of any such Collateral for the period of time necessary to permit the issuer of such Collateral, even if such issuer would agree, to register such Collateral for public sale under such applicable securities laws. The Pledgor agrees that private sales made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner.

Section 9. The Collateral Agent. (a) Secured Party hereby irrevocably appoints and authorizes the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Collateral Agent by the terms hereof, together with all such powers as are reasonably incidental thereto.

(b)        The obligations of the Collateral Agent hereunder are only those expressly set forth in this Agreement.

(c)        The Collateral Agent may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

(d)        Neither the Collateral Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or not taken by it in connection with this Agreement (1) with the consent or at the request of Secured Party or (2) in the absence of its own gross negligence or willful misconduct. The Collateral Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex or similar writing) believed by it to be genuine or to be signed by the proper party or parties.

(e)        Pledgor shall indemnify the Collateral Agent against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from the Collateral Agent’s gross negligence or willful misconduct) that the Collateral Agent may suffer or incur in connection with this Agreement or any action taken or omitted by the Collateral Agent hereunder.

(f) Beyond the exercise of reasonable care in the custody thereof, the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent, bailee, clearing corporation or securities intermediary or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if the Collateral is accorded treatment substantially equal to that which it accords its own property, and shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any agent, bailee, clearing corporation or securities intermediary selected by the Collateral Agent in good faith (or selected by an agent, bailee, clearing corporation or securities intermediary so selected by the Collateral Agent or by any agent, bailee, clearing corporation or securities intermediary selected in accordance with this parenthetical phrase).

(g) Any corporation or association into which the Collateral Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer its agency business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which it is a party, shall, subject to the prior written consent of Secured Party, be and become a successor Collateral Agent hereunder and vested with all of the title to the Collateral and all of the powers, discretions, immunities, privileges and other matters as was its predecessor without, except as provided above, the execution or filing of any instrument or any further act, deed or conveyance on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Section 10. Miscellaneous. (a) Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party. All the covenants and agreements herein contained by or on behalf of Pledgor and the Collateral Agent shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not, and shall be enforceable by and inure to the benefit of Secured Party and its successors and assigns. Any securities intermediary that executes a Control Agreement and its successors and assigns shall be entitled to rely on the consent and agreement of Pledgor in Section 6(c) as if such consent had been given directly to, and such agreement had been made directly with, such securities intermediary.

(b)        To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

(c)        Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Pledgor, the Collateral Agent and Secured Party or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(d)        All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard forms of telecommunication. Notices to Pledgor shall be directed to Pledgor at TLP Investment, L.P., c/o Erwin and Company, P.A., 6311 Ranch Drive, Little Rock, AR 72223, Telecopy No. 501-868-7750, Attention: Harry C. Erwin, III; notices to the Collateral Agent shall be directed to it at JPMorgan Chase Bank, National Association, 345 Park Avenue, 4th Floor, New York, NY 10154, Attention: Credit - Steven Sonnick, Telephone No. 212-464-2993, Telecopy No. 212-464-0906; notices to Secured Party shall be directed to it at JPMorgan Chase Bank, National Association, 277 Park Avenue, 11th Floor, New York, New York 10172, Attention: Equity Derivative Group - Private Banking Group/Adam Green, Telephone No. 212-622-5248, Telecopy No. 212-622-0076, with a copy to JPMorgan Chase Bank, National Association, 277 Park Avenue, 11th Floor, New York, New York 10172, Attention: Equity Derivative Group - Documentation/Walter Rodstrom, Telephone No. 212-622-5713, Telecopy No. 212-622-0154.

(e)        THIS AGREEMENT SHALL IN ALL RESPECTS BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE); provided that as to Pledged Items located in any jurisdiction other than the State of New York, the Collateral Agent on behalf of Secured Party shall have, in addition to any rights under the laws of the State of New York, all of the rights to which a secured party is entitled under the laws of such other jurisdiction. The parties hereto hereby agree that the Collateral Agent’s jurisdiction, within the meaning of Section 8-110(e) of the UCC, insofar as it acts as a securities intermediary hereunder or in respect hereof, is the State of New York.

(f)         Each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Federal and state courts located in the Borough of Manhattan in the City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

(g)        Each party hereby irrevocably and unconditionally waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

(h)        This Agreement may be executed, acknowledged and delivered in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 11. Set-off. The parties hereto acknowledge and agree that each of them may elect to set-off any or all of its obligations to the other party under any agreement to which the parties hereto are parties against any or all of its rights to obtain performance from such other party under any other agreement to which such parties are party.

Section 12. Termination of Pledge Agreement. This Agreement and the rights hereby granted by Pledgor in the Collateral shall cease, terminate and be void upon fulfillment of all of the obligations of Pledgor for each Tranche under the Stock Purchase Agreement and hereunder. Any Collateral remaining at the time of such termination shall be fully released and discharged from the Security Interests and delivered to Pledgor by the Collateral Agent, all at the request and expense of Pledgor.

Section 13. Assignment. Neither Secured Party nor Pledgor may assign its rights or delegate its obligations under this Agreement, except with the prior written consent of the other parties hereto, and any purported assignment or delegation without such prior written consent shall be void and of no effect; provided that, notwithstanding any other provision of this Agreement or the Stock Purchase Agreement to the contrary requiring Secured Party to purchase, sell, receive or deliver any shares of Common Stock or other securities to or from Pledgor, Secured Party may designate any of its affiliates to purchase, sell, receive or deliver such shares or other securities or otherwise to perform Secured Party’s obligations in respect of the transactions contemplated hereunder and for each Tranche under the Stock Purchase Agreement and any such designee may assume such obligations, and Secured Party shall be discharged of its obligations to Pledgor to the extent of any such performance and Secured Party may otherwise, from time to time, without Pledgor’s consent, assign any or all of its rights and delegate any or all of its obligations hereunder to any of its affiliates.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date and year first above written.

PLEDGOR:

TLP INVESTMENT, L.P.

By: TLPCRT, LLC, its general partner

By:	/S/ HARRY C. ERWIN, III
Name: Harry C. Erwin, III
Title:	Manager

COLLATERAL AGENT:

JPMORGAN CHASE BANK,

NATIONAL ASSOCIATION, by J.P.

MORGAN SECURITIES INC., as its

Agent

By:	/S/ MARK DENTON

Name: Mark Denton

Title:	Senior Vice President

SECURED PARTY:

JPMORGAN CHASE BANK,

NATIONAL ASSOCIATION

By:	/S/ MARK DENTON

Name: Mark Denton

Title:	Senior Vice President

EXHIBIT A

CERTIFICATE FOR ADDITIONAL COLLATERAL

The undersigned, [a __________________ of] TLP INVESTMENT, L.P., (“Pledgor”), hereby certifies, pursuant to Section 6(b) of the Pledge Agreement, dated as of November 16, 2004, among Pledgor, JPMorgan Chase Bank, National Association, as Collateral Agent, and JPMorgan Chase Bank, National Association, as Secured Party (the “Pledge Agreement” terms defined in the Pledge Agreement being used herein as defined therein), that:

1.         Pledgor is delivering, or causing to be delivered in accordance with Section 6(c) of the Pledge Agreement, the following securities (or security entitlements in respect thereof) to the Collateral Agent to be held by the Collateral Agent as additional Collateral (the “Additional Collateral”):

2.         Pledgor hereby represents and warrants to the Collateral Agent that the Additional Collateral is Eligible Collateral and that the representations and warranties contained in Sections 3(a), 3(b), 3(c) and 3(d) of the Pledge Agreement are true and correct with respect to the Additional Collateral on and as of the date hereof.

This Certificate may be relied upon by Secured Party as fully and to the same extent as if this Certificate had been specifically addressed to Secured Party.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this [___] day of [________], 20[__].

By:

Name:
Title:

EXHIBIT B

List of Locations pursuant to Section 3(g):

1. State of Delaware

A-1

PRICING SCHEDULE — TRANCHE No. 1

JPMorgan Chase Bank, N.A.

277 Park Avenue,

9th Floor New York, New York 10172

November 22, 2004

TLP Investment, L.P.

c/o Erwin and Company, P.A.

6311 Ranch Drive

Little Rock, AR 72223

Attention: Harry C. Erwin, III

Fax: 501-868-7750

Mr. Erwin:

This Pricing Schedule is a Pricing Schedule within the meaning of Section 2.02(b) of the Stock Purchase Agreement dated as of November 16, 2004, (the “Stock Purchase Agreement”) between TLP Investment, L.P. (“Seller”) and JPMorgan Chase Bank, N.A. (“Buyer”), by J.P. Morgan Securities Inc., as its agent. Capitalized terms used herein have the meanings set forth in the Stock Purchase Agreement.

This Pricing Schedule relates to Tranche No. 1. Upon the terms and subject to the conditions of the Stock Purchase Agreement, the Terms of Tranche with respect to Tranche No. 1 shall be as follows:

1. Designation of Tranche: Tranche No. 1

2. Purchase Price: $14,828,200

3. Payment Date: November 24, 2004

4. Initial Share Price: $16.6385

5. Hedged Value: $16.6385

6. Upside Limit: $19.9662

7. Maturity Date: July 25, 2006

8. Base Amount: 1,000,000

9. The Last Day of Hedging Period: November 19, 2004

Very truly yours,
JPMORGAN CHASE BANK, N.A. by J.P. MORGAN SECURITIES INC., as its Agent
By: /S/ KIRT RASMUSSEN Name: Kirt Rasmussen Title: Senior Vice President

Acknowledged and Confirmed:
TLP INVESTMENT, L.P. by TLPCRT, LLC, its general partner
By: /S/ HARRY C. ERWIN, III Name: Harry C. Erwin, III Title: Manager

B-1

EXHIBIT F

EXHIBIT G

Confirmation of Prepaid Variable Share Forward	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 5 th Floor New York, NY 10080

Dated:	November 22, 2004	MLPFS Ref.: 0484237

To:	TLPCRT,L.P. (“Counterparty”)

6311 Ranch Drive

Little Rock, AR  72223

cc:	John Betterman

E-mail: John_J_Betterman@ml.com

From:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”)
Tel: (212) 449-8675
Fax: (917) 778-0835

______________________________________________________________________________

Dear Counterparty:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and MLPFS, on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions” and together with the Swap Definitions, the “Definitions”) in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation.  In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, dated as of October 9, 2001 as amended and supplemented from time to time (the “Agreement”), between you and us with the obligations of ML under the Agreement guaranteed by Merrill Lynch and Co., Inc. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	November 22, 2004
Seller:	Counterparty
Buyer:	MLPFS
Shares:	The common stock of Tyson Foods, Inc.

(security symbol: TSN)

Number of Shares:	1,000,000

Forward Price:	The Settlement Price, subject to the Forward Floor Price and the Forward Cap Price.
Prepayment Amount:	USD 14,783,299.93
Prepayment Date:	November 26, 2004
Forward Floor Price:	USD 16.6385
Forward Cap Price:	USD 19.9662
Exchange:	New York Stock Exchange
Related Exchange:	All Exchanges

Valuation:

Valuation Time:	The Scheduled Closing Time of the Exchange.
Valuation Date:	August 22, 2006

Settlement Terms:

Settlement Method Election:	Applicable

Electing Party:

Settlement Method Election Date:	On or before the date that is ten (10) Scheduled Trading Days prior to the Valuation Date.
Default Settlement Method:	Physical Settlement, if Conditions to Physical Settlement are satisfied.

Cash Settlement Provisions:

Settlement Price	The price per Share as of the Valuation Time on the Valuation Date in accordance with Section 7.3 of the Equity Definitions.

Forward Cash Settlement

Amount:	An amount determined by the Calculation Agent equal to the product of the Number of Shares multiplied by one of the following, as the case may be:

(i)             if the Settlement Price is less than or equal to the Forward Floor Price:

the Settlement Price,

(ii)            if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price:

the Forward Floor Price; or

ML Ref.: 0484236

(iii) if the Settlement Price is greater than the Forward Cap Price:

[Forward Floor Price + (Settlement Price - Forward Cap Price)]

Cash Settlement

Payment Date:	3 Exchange Business Days following the Valuation Date.
Settlement Currency:

Physical Settlement Provisions:

Settlement Date:	3 Exchange Business Days following the Valuation Date.

Number of Shares

to be Delivered:	An amount determined by the Calculation Agent equal to the following, as the case may be:
	(i)	if the Settlement Price is less than or equal to the Forward Floor Price:

the Number of Shares,

(ii)	if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price, the product of (a) the Number of Shares multiplied by (b) the following fraction:

Forward Floor Price; or

Settlement Price

(iii)	if the Settlement Price is greater than the Forward Cap Price the product of (a) the Number of Shares multiplied by (b) the following fraction:

Forward Floor Price + (Settlement Price - Forward Cap Price)

Settlement Price

Conditions to Physical

Settlement:

Notwithstanding anything contained herein to the contrary, unless all of the provisions in Section 9.11 of the Equity Definitions are satisfied, as determined by the Calculation Agent, Cash Settlement shall apply to this Transaction.

Physical Settlement Fees and

Expenses:

Counterparty will pay to MLPFS a Physical Settlement Fee on the Settlement Date equal to any fees, commissions or markdowns that MLPFS would receive or charge if Counterparty were selling the Shares for cash to or through MLPFS, as determined by MLPFS.

ML Ref.: 0484236

Dividends:

Notwithstanding anything to the contrary in Article 10 of the Equity Definitions, Seller shall pay to the Buyer the Dividend Amount on the Dividend Payment Date.

Dividend Payment Amount:

The product of: (i) the difference between the per Share dividend declared by the Issuer whose ex-dividend date falls from (and including) the Trade Date to (and including) the Termination Date, (the “Dividend”), and USD 0.04; and (ii) the Number of Shares, provided that if an ex-dividend date occurs with respect to the Shares on or before the Termination Date, and no corresponding dividend payments have been received by shareholders of record of the Shares on or before such date, then the dividends to which such ex-dividend date relates shall be deemed to be Dividends for purposes hereof.

If the Dividend Payment Amount is a positive number then Counterparty shall pay to ML the Dividend Payment Amount on the Dividend Payment Date.

Dividend Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Dividend Payment Date:	Paid when received by a U.S. shareholder of record.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment
Share-for-Other:	Cancellation and Payment
Share-for-Combined:	Component Adjustment
Determining Party:	The Calculation Agent
Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment
Share-for-Other:	Cancellation and Payment
Share-for-Combined:	Component Adjustment
Determining Party:	The Calculation Agent

ML Ref.: 0484236

Nationalization, Insolvency or Delisting:

Cancellation and Payment; provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or NASDAQ (or their respective successors).

Determining Party:	The Calculation Agent

Additional Disruption Events:

Change in Law:	Applicable; provided that the following shall be added to the definition of Change in Law in Section 12.9(a)(ii) of the Equity Definitions after “under” and before “such” in the eighth line thereof:

“or in initially hedging, maintaining a hedge on, or unwinding a hedge in respect of”

Failure to Deliver:	Applicable
Insolvency Filing:	Applicable
Loss of Stock Borrow:	Applicable

Maximum Stock

Loan Rate:	3.00%
Increased Cost of Stock Borrow:	Applicable

Initial Stock

Loan Rate:

1.00%; provided that (i) any Price Adjustment will be made to reflect the change in the stock loan rate from the Trade Date Stock Loan Rate, not the Initial Stock Loan Rate, and (ii) paragraph 12.9(b)(v) of the Equity Definitions shall be amended by substituting “Trade Date Stock Loan Rate” for “Initial Stock Loan Rate” in subparagraphs (X) and (Y).

Trade Date Stock Loan Rate means 0.40%.

Determining Party:	The Calculation Agent

For the purposes of Loss of Stock Borrow and Increased Cost of Stock Borrow, the Stock Loan Rate at any time shall be the amount equal to the relevant overnight USD-LIBOR-BBA rate, less the interest rate received by the Hedging Party, or plus the interest rate paid by the Hedging Party, as the case may be, in respect of cash collateral that the Hedging Party is required to post in connection with any stock loan arrangement with a stock lender for this Transaction (“Stock Loan”), plus the borrow fee, if any, under the Stock Loan.

Increaste Cost of Hedging:	Applicable

The Hedging Party in respect of this Transaction shall be MLPFS.

ML Ref.: 0484236

Additional Termination Event:

On any Business Day, MLPFS may elect to terminate this Transaction in the event it is no longer able to borrow (or maintain a borrowing of) Shares equal to the Number of Shares or any portion of the Number of Shares without payment of any borrow fee (a “Loss of Borrow Event”); provided that MLPFS has given Counterparty at least three (3) Business Days notice thereof (the “Notice Period”); provided further that if during the Notice Period, Counterparty, either directly or indirectly, provides for a loan of such Shares upon terms consistent with then-applicable law, then MLPFS will use reasonable efforts to enter into a stock loan or similar agreement and if such an agreement is executed and for so long as such Shares, so borrowed, MLPFS shall have no right to terminate this Transaction on account of such Loss of Borrow Event.

Calculation Agent:	MLPFS
Non-Reliance:	Applicable

Agreements and Acknowledgments

Regarding Hedging Activities:	Applicable
Additional Acknowledgements:	Applicable
Eligible Contract Participant:	Each party represents to the other party that it is an “eligible contract participant” as defined in the U.S. Commodity Exchange Act (as amended).
Governing Law:	The laws of the State of New York (without reference to choice of law doctrine).

Collateral:

Independent Amount:

Independent Amount with respect to Counterparty and this Transaction under the Credit Support Annex which forms part of the Agreement (the “CSA”) means Shares in an amount equal to the Number of Shares (the “Pledged Shares”).

Eligible Collateral:	The Pledged Shares will constitute Eligible Collateral with respect to this Transaction with a Valuation Percentage of 100%.
Exposure:	This Transaction will be disregarded for purposes of determining the Secured Party’s Exposure under the CSA.

Representations of

Counterparty:

In addition to the acknowledgments and agreements contained in Article 13 of the Equity Definitions, Counterparty represents that it (a) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (b) qualifies as an “accredited investor” under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”); (c) has consulted with its

ML Ref.: 0484236

own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (e) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Forward Floor Price, Counterparty is foregoing the upside value of an increase in the market price of the Shares above the Forward Cap Price; and (f) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date (unless Counterparty elects Cash Settlement in the manner specified herein).

Counterparty has no knowledge of any non-public material information regarding the Issuer of the Shares.

Counterparty has furnished MLPFS with copies of all material agreements or contracts to which it is a party, by which it is bound, or by which the Pledged Shares are bound, that relate to the Pledged Shares.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to telecopier no. (917) 778-0835.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: /s/ Brian Carroll

Name Brian Carroll

Title:   Authorized Signatory

Accepted and confirmed as of the date first above written,

TLP INVESTMENTS LP

By:	Harry C. Erwin, III

Name:  Harry C. Erwin, III

Title:	Manager

TLPCRT, LLC

General Partner

ML Ref.: 0484236

EXHIBIT H

Confirmation of Prepaid Variable Share Forward	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 17th Floor New York, NY 10080

Dated: November 22, 2004	MLPFS Ref.: 0484236

To:	TLP INVESTMENTS LP ("Counterparty")

ATTN: CHUCK ERWIN

LITTLE ROCK, AR  72223

cc:	John Betterman

E-mail: John_J_Betterman@ml.com

From:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS")

Tel: (212) 449-8675

Fax: (917) 778-0835

_____________________________________________________________________________________________

Dear Counterparty:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and MLPFS, on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions" and together with the Swap Definitions, the "Definitions") in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of December 3, 2001, as amended and supplemented from time to time (the "Agreement"), between you and us, with the obligations of ML under the Agreement guaranteed by Merrill Lynch and Co., Inc. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	November 22, 2004

Seller:	Counterparty

Buyer:	MLPFS

Shares:	The common stock of Tyson Foods, Inc.

(security symbol: TSN)

Number of Shares:	1,000,000

Forward Price:	The Settlement Price, subject to the Forward Floor Price and the Forward Cap Price.

ML Ref.: 0484236

Prepayment Amount:	USD 14,783,299.93

Prepayment Date:	November 26, 2004

Forward Floor Price:	USD 16.6385

Forward Cap Price:	USD 19.9662

Exchange:	New York Stock Exchange

Related Exchange:	All Exchanges

Valuation:

Valuation Time:	The Scheduled Closing Time of the Exchange.

Valuation Date:	August 22, 2006

Settlement Terms:

Settlement Method Election:	Applicable

Electing Party:

Settlement Method Election Date:	On or before the date that is ten (10) Scheduled Trading Days prior to the Valuation Date.

Default Settlement Method:	Physical Settlement, if Conditions to Physical Settlement are satisfied.

Cash Settlement Provisions:

Settlement Price:	The price per Share as of the Valuation Time on the Valuation Date in accordance with Section 7.3 of the Equity Definitions.

Forward Cash Settlement

Amount:	An amount determined by the Calculation Agent equal to the product of the Number of Shares multiplied by one of the following, as the case may be:

(i)	if the Settlement Price is less than or equal to the Forward Floor Price:

the Settlement Price,

(ii)	if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price:

the Forward Floor Price; or

(iii)	if the Settlement Price is greater than the Forward Cap Price:

[Forward Floor Price + (Settlement Price - Forward Cap Price)]

Cash Settlement

Payment Date:	3 Exchange Business Days following the Valuation Date.

Settlement Currency:

Physical Settlement Provisions:

Settlement Date:	3 Exchange Business Days following the Valuation Date.

Number of Shares

to be Delivered:	An amount determined by the Calculation Agent equal to the following, as the case may be:

(i)	if the Settlement Price is less than or equal to the Forward Floor Price:

the Number of Shares,

(ii)	if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price, the product of (a) the Number of Shares multiplied by (b) the following fraction:

Forward Floor Price; or
Settlement Price

(iii)	if the Settlement Price is greater than the Forward Cap Price the product of (a) the Number of Shares multiplied by (b) the following fraction:

Forward Floor Price + (Settlement Price - Forward Cap Price)

Settlement Price

Conditions to Physical

Settlement:

Notwithstanding anything contained herein to the contrary, unless all of the provisions in Section 9.11 of the Equity Definitions are satisfied, as determined by the Calculation Agent, Cash Settlement shall apply to this Transaction.

Physical Settlement Fees and

Expenses:

Counterparty will pay to MLPFS a Physical Settlement Fee on the Settlement Date equal to any fees, commissions or markdowns that MLPFS would receive or charge if Counterparty were selling the Shares for cash to or through MLPFS, as determined by MLPFS.

Dividends:

Notwithstanding anything to the contrary in Article 10 of the Equity Definitions, Seller shall pay to the Buyer the Dividend Amount on the Dividend Payment Date.

Dividend Payment Amount:

The product of: (i) the difference between the per Share dividend declared by the Issuer whose ex-dividend date falls from (and including) the Trade Date to (and including) the Termination Date, (the "Dividend"), and USD 0.04; and (ii) the Number of Shares, provided that if an ex-dividend date occurs with respect to the Shares on or before the Termination Date, and no corresponding dividend payments have been received by shareholders of record of the Shares on or before such date, then the dividends to which such ex-dividend date relates shall be deemed to be Dividends for purposes hereof.

ML Ref.: 0484236

If the Dividend Payment Amount is a positive number then Counterparty shall pay to ML the Dividend Payment Amount on the Dividend Payment Date.

Dividend Period:	The period from but excluding the Trade Date to and including the Valuation Date.

Dividend Payment Date:	Paid when received by a U.S. shareholder of record.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	The Calculation Agent

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	The Calculation Agent

Nationalization, Insolvency or Delisting:

Cancellation and Payment; provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or NASDAQ (or their respective successors).

Determining Party:	The Calculation Agent

Additional Disruption Events:

Change in Law:	Applicable; provided that the following shall be added to the definition of Change in Law in Section 12.9(a)(ii) of the Equity Definitions after "under" and before "such" in the eighth line thereof:

"or in initially hedging, maintaining a hedge on, or unwinding a hedge in respect of"

Failure to Deliver:	Applicable

ML Ref.: 0484236

Insolvency Filing:	Applicable

Loss of Stock Borrow:	Applicable

Maximum Stock

Loan Rate:	3.00%

Increased Cost of Stock Borrow:	Applicable

Initial Stock

Loan Rate:

1.00%; provided that (i) any Price Adjustment will be made to reflect the change in the stock loan rate from the Trade Date Stock Loan Rate, not the Initial Stock Loan Rate, and (ii) paragraph 12.9(b)(v) of the Equity Definitions shall be amended by substituting "Trade Date Stock Loan Rate" for "Initial Stock Loan Rate" in subparagraphs (X) and (Y).

Trade Date Stock Loan Rate means 0.40%.

Determining Party:	The Calculation Agent

For the purposes of Loss of Stock Borrow and Increased Cost of Stock Borrow, the Stock Loan Rate at any time shall be the amount equal to the relevant overnight USD-LIBOR-BBA rate, less the interest rate received by the Hedging Party, or plus the interest rate paid by the Hedging Party, as the case may be, in respect of cash collateral that the Hedging Party is required to post in connection with any stock loan arrangement with a stock lender for this Transaction ("Stock Loan"), plus the borrow fee, if any, under the Stock Loan.

Increased Cost of Hedging:	Applicable

The Hedging Party in respect of this Transaction shall be MLPFS.

Additional Termination

Event:

On any Business Day, MLPFS may elect to terminate this Transaction in the event it is no longer able to borrow (or maintain a borrowing of) Shares equal to the Number of Shares or any portion of the Number of Shares (a “Loss of Borrow Event”): provided that MLPFS has given Counterpart at least three (3) Business Days notice thereof (the “Notice Period”); provided further that if during the Notice Period, Counterparty, either directly or indirectly, provides for a loan of such Shares upon terms consistent with then-applicable law, then MLPFS will use reasonable efforts to enter into a stock loan or similar agreement and if such an agreement is executed and for so long as such Shares, so borrowed, MLPFS shall have no right to terminate this Transaction on account of such Loss of Borrow Event.

Calculation Agent:	MLPFS

Non-Reliance:	Applicable

Agreements and Acknowledgments

Regarding Hedging Activities:	Applicable

ML Ref.: 0484236

Additional Acknowledgements:	Applicable

Eligible Contract Participant:	Each party represents to the other party that it is an "eligible contract participant" as defined in the U.S. Commodity Exchange Act (as amended).

Governing Law:	The laws of the State of New York (without reference to choice of law doctrine).

Collateral:

Independent Amount:

Independent Amount with respect to Counterparty and this Transaction under the Credit Support Annex which forms part of the Agreement (the "CSA") means Shares in an amount equal to the Number of Shares (the "Pledged Shares").

Eligible Collateral:	The Pledged Shares will constitute Eligible Collateral with respect to this Transaction with a Valuation Percentage of 100%.

Exposure:	This Transaction will be disregarded for purposes of determining the Secured Party's Exposure under the CSA.

Representations of

Counterparty:

In addition to the acknowledgments and agreements contained in Article 13 of the Equity Definitions, Counterparty represents that it (a) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (b) qualifies as an "accredited investor" under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"); (c) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (e) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Forward Floor Price, Counterparty is foregoing the upside value of an increase in the market price of the Shares above the Forward Cap Price; and (f) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date (unless Counterparty elects Cash Settlement in the manner specified herein).

Counterparty has no knowledge of any non-public material information regarding the Issuer of the Shares.

Counterparty has furnished MLPFS with copies of all material agreements or contracts to which it is a party, by which it is bound, or by which the Pledged Shares are bound, that relate to the Pledged Shares.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to telecopier no. (917) 778-0835.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Brian Carroll

Brian Carroll

Title:   Authorized Signatory

ML Ref.: 0484236

Accepted and confirmed as of the date first above written,

TLP INVESTMENTS LP

By:	/s/ Harry C. Erwin, III, Manager
Name:	TLPCRT, LLC
Title:	General Partner

ML Ref.: 0484236

EXHIBIT I

Confirmation of Prepaid Variable Share Forward	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 17th Floor New York, NY 10080

Dated: June 17, 2005	MLPFS Ref.: 0582266

To:	TLPCRT, L.P. ("Counterparty")

6311 RANCH DR

LITTLE ROCK, AR  72223

cc:	John Betterman

E-mail: John_Betterman@ml.com

From:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS")

Tel: (212) 449-8675

Fax: (917) 778-0835

_____________________________________________________________________________________________

Dear Counterparty:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and MLPFS, on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions" and together with the Swap Definitions, the "Definitions") in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the Master Agreement dated as of October 9, 2001, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	June 17, 2005

Seller:	Counterparty

Buyer:	MLPFS

Shares:	The common stock of Tyson Foods, Inc.

(security symbol: TSN)

Number of Shares:	2,000,000

Forward Price:	The Settlement Price, subject to the Forward Floor Price and the Forward Cap Price.

Prepayment Amount:	USD 33,646,000

ML Ref.: 0484236

Prepayment Date:	June 22, 2005

Forward Floor Price:	USD 18.795

Forward Cap Price:	USD 22.554

Exchange:	New York Stock Exchange

Related Exchange:	All Exchanges

Valuation:

Valuation Time:	The Scheduled Closing Time of the Exchange.

Valuation Date:	February 20, 2007

Settlement Terms:

Settlement Method Election:	Applicable

Electing Party:

Settlement Method Election Date:	On or before the date that is ten (10) Scheduled Trading Days prior to the Valuation Date.

Default Settlement Method:	Physical Settlement, if Conditions to Physical Settlement are satisfied.

Cash Settlement Provisions:

Settlement Price:	The price per Share as of the Valuation Time on the Valuation Date in accordance with Section 7.3 of the Equity Definitions.

Forward Cash Settlement

Amount:	An amount determined by the Calculation Agent equal to the product of the Number of Shares multiplied by one of the following, as the case may be:

(i)	if the Settlement Price is less than or equal to the Forward Floor Price:

the Settlement Price,

(ii)	if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price:

the Forward Floor Price; or

(iii)	if the Settlement Price is greater than the Forward Cap Price:

[Forward Floor Price + (Settlement Price - Forward Cap Price)]

Cash Settlement

Payment Date:	Three (3) Exchange Business Days following the Valuation Date.

Settlement Currency:

Physical Settlement Provisions:

Settlement Date:	Three (3) Exchange Business Days following the Valuation Date.

Number of Shares

to be Delivered:	An amount determined by the Calculation Agent equal to the following, as the case may be:

(i)	if the Settlement Price is less than or equal to the Forward Floor Price:

the Number of Shares,

(ii)	if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price, the product of (a) the Number of Shares multiplied by (b) the following fraction:

Forward Floor Price; or
Settlement Price

(iii)	if the Settlement Price is greater than the Forward Cap Price the product of (a) the Number of Shares multiplied by (b) the following fraction:

Forward Floor Price + (Settlement Price - Forward Cap Price)

Settlement Price

Conditions to Physical

Settlement:

Notwithstanding anything contained herein to the contrary, unless all of the provisions in Section 9.11 of the Equity Definitions are satisfied, as determined by the Calculation Agent, Cash Settlement shall apply to this Transaction.

Physical Settlement Fees and

Expenses:

Counterparty will pay to MLPFS a Physical Settlement Fee on the Settlement Date equal to any fees, commissions or markdowns that MLPFS would receive or charge if Counterparty were selling the Shares for cash to or through MLPFS, as determined by MLPFS.

Dividends:

Notwithstanding anything to the contrary in Article 10 of the Equity Definitions, Seller shall pay to the Buyer the Dividend Amount on the Dividend Payment Date.

Dividend Payment Amount:

The product of: (i) the difference between the per Share dividend declared by the Issuer whose ex-dividend date falls from (and including) the Trade Date to (and including) the Termination Date, (the "Dividend"), and USD 0.0400; and (ii) the Number of Shares, provided that if an ex-dividend date occurs with respect to the Shares on or before the Termination Date, and no corresponding dividend payments have been received by shareholders of record of the Shares on or before such date, then the dividends to which such ex-dividend date

ML Ref.: 0582267

relates shall be deemed to be Dividends for purposes hereof.

If the Dividend Payment Amount is a positive number then Counterparty shall pay to ML the Dividend Payment Amount on the Dividend Payment Date.

Dividend Period:	The period from but excluding the Trade Date to and including the Valuation Date.

Dividend Payment Date:	Paid when received by a U.S. shareholder of record.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	The Calculation Agent

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	The Calculation Agent

Nationalization, Insolvency or Delisting:

Cancellation and Payment; provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or NASDAQ (or their respective successors).

Determining Party:	The Calculation Agent

Additional Disruption Events:

Change in Law:	Applicable; provided that the following shall be added to the definition of Change in Law in Section 12.9(a)(ii) of the Equity Definitions after "under" and before "such" in the eighth line thereof:

"or in initially hedging, maintaining a hedge on, or unwinding a hedge in respect of"

ML Ref.: 0582267

Failure to Deliver:	Applicable

Insolvency Filing:	Applicable

Loss of Stock Borrow:	Applicable

Maximum Stock

Loan Rate:	3.00%

Increased Cost of Stock Borrow:	Applicable

Initial Stock

Loan Rate:

1.00%; provided that (i) any Price Adjustment will be made to reflect the change in the stock loan rate from the Trade Date Stock Loan Rate, not the Initial Stock Loan Rate, and (ii) paragraph 12.9(b)(v) of the Equity Definitions shall be amended by substituting "Trade Date Stock Loan Rate" for "Initial Stock Loan Rate" in subparagraphs (X) and (Y).

Trade Date Stock Loan Rate means 0.40%.

For the purposes of Loss of Stock Borrow and Increased Cost of Stock Borrow, the Stock Loan Rate at any time shall be the amount equal to the relevant overnight USD-LIBOR-BBA rate, less the interest rate received by the Hedging Party, or plus the interest rate paid by the Hedging Party, as the case may be, in respect of cash collateral that the Hedging Party is required to post in connection with any stock loan arrangement with a stock lender for this Transaction ("Stock Loan"), plus the borrow fee, if any, under the Stock Loan.

Increased Cost of Hedging:	Applicable

The Hedging Party in respect of this Transaction shall be MLPFS.

Calculation Agent:	MLPFS

Determining Party:	MLPFS

Non-Reliance:	Applicable

Agreements and Acknowledgments

Regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

Eligible Contract Participant:	Each party represents to the other party that it is an "eligible contract participant" as defined in the U.S. Commodity Exchange Act (as amended).

Governing Law:	The laws of the State of New York (without reference to choice of law doctrine).

Collateral:

Independent Amount:

Independent Amount with respect to Counterparty and this Transaction under the Credit Support Annex which forms part of the Agreement (the "CSA") means Shares in an amount equal to the Number of Shares (the "Pledged Shares").

ML Ref.: 0582267

Eligible Collateral:	The Pledged Shares will constitute Eligible Collateral with respect to this Transaction with a Valuation Percentage of 100%.

Exposure:	This Transaction will be disregarded for purposes of determining the Secured Party's Exposure under the CSA.

Representations of

Counterparty:

In addition to the acknowledgments and agreements contained in Article 13 of the Equity Definitions, Counterparty represents that it (a) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (b) qualifies as an "accredited investor" under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"); (c) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (e) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Forward Floor Price, Counterparty is foregoing the upside value of an increase in the market price of the Shares above the Forward Cap Price; and (f) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date (unless Counterparty elects Cash Settlement in the manner specified herein).

Counterparty has no knowledge of any non-public material information regarding the Issuer of the Shares.

Counterparty has furnished MLPFS with copies of all material agreements or contracts to which it is a party, by which it is bound, or by which the Pledged Shares are bound, that relate to the Pledged Shares.

Neither Counterparty nor any person attributable to Counterparty for purposes of Rule 144 under the Securities Act (“Rule 144”) has sold any Shares during the preceding three (3) months prior to the Trade Date of this Transaction and Counterparty covenants and agrees that during the three month period following the Trade Date, it will not sell, nor will it permit any person attributable to it for purposes of Rule 144 to sell, Shares without the prior consent of MLPFS.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to telecopier no. (917) 778-0835.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Rhonda Lucarelli

Rhonda Lucarelli

Title:   Authorized Signatory

Accepted and confirmed as of the date first above written,

TLPCRT, L.P.

By:	/s/ Harry C. Erwin, III, Manager
Name:	TLPCRT, LLC
Title:	General Partner

ML Ref.: 0582267

EXHIBIT J

Confirmation of Prepaid Variable Share Forward	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 17th Floor New York, NY 10080

Dated: June 17, 2005	MLPFS Ref.: 0582267

To:	TLP INVESTMENTS LP ("Counterparty")

ATTN: CHUCK ERWIN

LITTLE ROCK, AR  72223

cc:	John Betterman

E-mail: John_Betterman@ml.com

From:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS")

Tel: (212) 449-8675

Fax: (917) 778-0835

_____________________________________________________________________________________________

Dear Counterparty:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and MLPFS, on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions" and together with the Swap Definitions, the "Definitions") in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the Master Agreement dated as of December 3, 2001, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	June 17, 2005

Seller:	Counterparty

Buyer:	MLPFS

Shares:	The common stock of Tyson Foods, Inc.

(security symbol: TSN)

Number of Shares:	2,000,000

Forward Price:	The Settlement Price, subject to the Forward Floor Price and the Forward Cap Price.

Prepayment Amount:	USD 33,646,000.00

ML Ref.: 0582267

Prepayment Date:	June 22, 2005

Forward Floor Price:	USD 18.795

Forward Cap Price:	USD 22.554

Exchange:	New York Stock Exchange

Related Exchange:	All Exchanges

Valuation:

Valuation Time:	The Scheduled Closing Time of the Exchange.

Valuation Date:	February 20, 2007

Settlement Terms:

Settlement Method Election:	Applicable

Electing Party:	Seller

Settlement Method Election Date:	On or before the date that is ten (10) Scheduled Trading Days prior to the Valuation Date.

Default Settlement Method:	Physical Settlement, if Conditions to Physical Settlement are satisfied.

Cash Settlement Provisions:

Settlement Price:	The price per Share as of the Valuation Time on the Valuation Date in accordance with Section 7.3 of the Equity Definitions.

Forward Cash Settlement

Amount:	An amount determined by the Calculation Agent equal to the product of the Number of Shares multiplied by one of the following, as the case may be:

(i)	if the Settlement Price is less than or equal to the Forward Floor Price:

the Settlement Price,

(ii)	if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price:

the Forward Floor Price; or

(iii)	if the Settlement Price is greater than the Forward Cap Price:

[Forward Floor Price + (Settlement Price - Forward Cap Price)]

Cash Settlement

Payment Date:	Three (3) Exchange Business Days following the Valuation Date.

ML Ref.: 0582267

Settlement Currency:	USD

Physical Settlement Provisions:

Settlement Date:	Three (3) Exchange Business Days following the Valuation Date.

Number of Shares

to be Delivered:	An amount determined by the Calculation Agent equal to the following, as the case may be:

(i)	if the Settlement Price is less than or equal to the Forward Floor Price:

the Number of Shares,

(ii)	if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price, the product of (a) the Number of Shares multiplied by (b) the following fraction:

Forward Floor Price; or
Settlement Price

(iii)	if the Settlement Price is greater than the Forward Cap Price the product of (a) the Number of Shares multiplied by (b) the following fraction:

Forward Floor Price + (Settlement Price - Forward Cap Price)

Settlement Price

Conditions to Physical

Settlement:

Notwithstanding anything contained herein to the contrary, unless all of the provisions in Section 9.11 of the Equity Definitions are satisfied, as determined by the Calculation Agent, Cash Settlement shall apply to this Transaction.

Physical Settlement Fees and

Expenses:

Counterparty will pay to MLPFS a Physical Settlement Fee on the Settlement Date equal to any fees, commissions or markdowns that MLPFS would receive or charge if Counterparty were selling the Shares for cash to or through MLPFS, as determined by MLPFS.

Dividends:

Notwithstanding anything to the contrary in Article 10 of the Equity Definitions, Seller shall pay to the Buyer the Dividend Amount on the Dividend Payment Date.

Dividend Payment Amount:

The product of: (i) the difference between the per Share dividend declared by the Issuer whose ex-dividend date falls from (and including) the Trade Date to (and including) the Termination Date, (the "Dividend"), and USD 0.040; and (ii) the Number of Shares, provided that if an ex-dividend date occurs with respect to the Shares on or before the Termination Date, and no corresponding dividend payments have been received by shareholders

ML Ref.: 0582267

of record of the Shares on or before such date, then the dividends to which such ex-dividend date relates shall be deemed to be Dividends for purposes hereof.

If the Dividend Payment Amount is a positive number then Counterparty shall pay to ML the Dividend Payment Amount on the Dividend Payment Date.

Dividend Period:	The period from but excluding the Trade Date to and including the Valuation Date.

Dividend Payment Date:	Paid when received by a U.S. shareholder of record.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	The Calculation Agent

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Modified Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	The Calculation Agent

Nationalization, Insolvency or Delisting:

Cancellation and Payment; provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or NASDAQ (or their respective successors).

Determining Party:	The Calculation Agent

Additional Disruption Events:

Change in Law:	Applicable; provided that the following shall be added to the definition of Change in Law in Section 12.9(a)(ii) of the Equity Definitions after "under" and before "such" in the eighth line thereof:

ML Ref.: 0582267

"or in initially hedging, maintaining a hedge on, or unwinding a hedge in respect of"

Failure to Deliver:	Applicable

Insolvency Filing:	Applicable

Loss of Stock Borrow:	Applicable

Maximum Stock

Loan Rate:	3.00%

Increased Cost of Stock Borrow:	Applicable

Initial Stock

Loan Rate:

1.00%; provided that (i) any Price Adjustment will be made to reflect the change in the stock loan rate from the Trade Date Stock Loan Rate, not the Initial Stock Loan Rate, and (ii) paragraph 12.9(b)(v) of the Equity Definitions shall be amended by substituting "Trade Date Stock Loan Rate" for "Initial Stock Loan Rate" in subparagraphs (X) and (Y).

Trade Date Stock Loan Rate means 0.40%.

For the purposes of Loss of Stock Borrow and Increased Cost of Stock Borrow, the Stock Loan Rate at any time shall be the amount equal to the relevant overnight USD-LIBOR-BBA rate, less the interest rate received by the Hedging Party, or plus the interest rate paid by the Hedging Party, as the case may be, in respect of cash collateral that the Hedging Party is required to post in connection with any stock loan arrangement with a stock lender for this Transaction ("Stock Loan"), plus the borrow fee, if any, under the Stock Loan.

Increased Cost of Hedging:	Applicable

The Hedging Party in respect of this Transaction shall be MLPFS.

Calculation Agent:	MLPFS

Determining Party:	MLPFS

Non-Reliance:	Applicable

Agreements and Acknowledgments

Regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

Eligible Contract Participant:	Each party represents to the other party that it is an "eligible contract participant" as defined in the U.S. Commodity Exchange Act (as amended).

Governing Law:	The laws of the State of New York (without reference to choice of law doctrine).

Collateral:

Independent Amount:	Independent Amount with respect to Counterparty and this Transaction under the Credit Support Annex which forms part of the Agreement (the

ML Ref.: 0582267

"CSA") means Shares in an amount equal to the Number of Shares (the "Pledged Shares").

Eligible Collateral:	The Pledged Shares will constitute Eligible Collateral with respect to this Transaction with a Valuation Percentage of 100%.

Exposure:	This Transaction will be disregarded for purposes of determining the Secured Party's Exposure under the CSA.

Representations of

Counterparty:

In addition to the acknowledgments and agreements contained in Article 13 of the Equity Definitions, Counterparty represents that it (a) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (b) qualifies as an "accredited investor" under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"); (c) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction for a bona fide business purpose to hedge an existing position; (e) acknowledges that in return for downside protection against a decline in the market price of the Shares below the Forward Floor Price, Counterparty is foregoing the upside value of an increase in the market price of the Shares above the Forward Cap Price; and (f) in exchange for prepayment of the purchase price under the Transaction, Counterparty agrees to sell (and physically deliver) the Shares to MLPFS on the Settlement Date (unless Counterparty elects Cash Settlement in the manner specified herein).

Counterparty has no knowledge of any non-public material information regarding the Issuer of the Shares.

Counterparty has furnished MLPFS with copies of all material agreements or contracts to which it is a party, by which it is bound, or by which the Pledged Shares are bound, that relate to the Pledged Shares.

Neither Counterparty nor any person attributable to Counterparty for purposes of Rule 144 under the Securities Act (“Rule 144”) has sold any Shares during the preceding three (3) months prior to the Trade Date of this Transaction and Counterparty covenants and agrees that during the three month period following the Trade Date, it will not sell, nor will it permit any person attributable to it for purposes of Rule 144 to sell, Shares without the prior consent of MLPFS.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us by facsimile transmission to telecopier no. (917) 778-0835.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Rhonda Lucarelli

Rhonda Lucarelli

Title:   Authorized Signatory

Accepted and confirmed as of the date first above written,

ML Ref.: 0582267

TLP INVESTMENTS LP

By:	/s/ Harry C. Erwin, III, Manager
Name:	TLPCRT, LLC
Title:	General Partner

ML Ref.: 0582267